17


03003109

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nampak Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3714 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 1/15/03


AR/S
9-30-02

Nampak Limited

Annual Report 2002

Contents

Nampak Limited



growth

through expansion into Africa and Europe

strength

through state-of-the-art equipment

diversity

through an expanded product range

Nampak profile

- Nampak is Africa's largest packaging manufacturer. In South Africa it is able to offer customers one of the widest product ranges of any packaging company in the world, providing them with a total solution to their packaging needs where necessary.
- Exports from the South African operations service customer needs in over 60 countries around the world. Nampak's globally competitive packaging is also increasingly being used by its customers to export their products to many foreign destinations.
- The group is extensively involved in collecting and recycling all types of packaging.
- In addition to packaging, Nampak is also the largest manufacturer of tissue paper products and holds a substantial share of the paper merchanting market.
- NamITech is the group's technology subsidiary offering secure solutions to customers in the telecommunications, financial and gaming and leisure industries.
- Elsewhere on the African continent Nampak has operations in a further 10 countries manufacturing a range of metal, paper and plastic packaging products.
- In Europe Nampak operates from 37 locations in 7 countries and is one of the largest converters of high-density polyethylene. It is the leading supplier of plastic bottles to the dairy industry in the United Kingdom.
- Nampak is also one of the top 6 manufacturers of folding cartons in Europe and enjoys a strong position in several important niche markets, including the healthcare market.
- The operations are supported by a world-class research and development facility in Cape Town and a strong financial, information technology and human resource competence.
- The corporate office based in Sandton, South Africa administers overall control of the group and provides strategic direction.

Goals

- To strengthen and grow our position as the leading manufacturer and marketer of packaging products on the African continent.
- To strengthen our offshore earnings capacity by increasing our presence internationally in selected niche markets.
- To grow and unlock value in our non-packaging interests.
- To create shareholder wealth by generating returns in excess of the annual inflation rate plus the economic growth rate.
- To build an organisation that reflects and respects the diversities of the societies in which we operate.

Values

- We acknowledge the benefits of both operational ownership and corporate driven strategic initiatives, systems and best practices.
- We believe in a culture that actively recruits, develops and retains talent and diversity.
- We value mutually beneficial long-term partnerships with both our suppliers and customers, built on a foundation of superior quality, innovation and service.
- We uphold the principles of integrity, professional business ethics and internationally accepted standards.

Financial Summary

	2002	2001	Change %
REVENUE Rand million	**13 684.7**	10 474.3	+31
PROFIT BEFORE ABNORMAL ITEMS Rand million	**1 256.1**	853.2	+47
PROFIT FROM OPERATIONS Rand million	**1 158.3**	695.0	+67
NET PROFIT FOR THE YEAR Rand million	**657.1**	419.3	+57
BASIC EARNINGS PER SHARE Cents	**123.7**	82.3	+50
HEADLINE EARNINGS PER SHARE Cents	**138.6**	87.6	+58
DIVIDENDS PER SHARE Cents	**60.6**	53.3	+14
NET ASSETS EMPLOYED Rand million	**7 470.7**	4 618.7	+62
MARKET CAPITALISATION Rand million	**8 578.4**	5 476.1	+57

Revenue


Rm
15 000
12 000
9 000
6 000
3 000
0
1997
1998
1999
2000
2001
2002

Profit from operations


Rm
1 200
1 000
800
600
400
200
0
1997
1998
1999
2000
2001
2002

Operating margin


%
12
10
8
6
4
2
0
1997
1998
1999
2000
2001
2002

Headline earnings and dividends per share


cents
150
125
100
75
50
25
0
1997
1998
1999
2000
2001
2002

Headline earnings per share
Dividends per share

Net asset value per share


cents
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002

Market capitalisation


Rm
10 000
8 000
6 000
4 000
2 000
0
1997
1998
1999
2000
2001
2002

The Markets we Serve

Packaging Products



Beverages

Divisions active in this sector are – Nampak Glass, Nampak Cartons and Labels, Bevcap, Petpak, Nampak Liquid Packaging, Elopak, Kohler Liquids, Kohler Flexible Packaging, Rotoflex-Quix, Nampak plc, Nampak Corrugated, Bevcan, Megapak, Kohler Flexpak, Nampak Sacks, M.Y. Cartons and Africa.

- Beverage cans (tinplate beverage cans, aluminium ends)
- Plastic and metal closures
- Crowns
- Metal closures (roll on pilferproof aluminium)
- Plastic bottles – PET and preforms
  – HDPE and Clarified Polypropylene
- Crates
- Unprinted film, foil and paper – paper/polyethylene aluminium coatings and laminations, principally for the tea industry
- Printed film, foil and paper
- Printed and laminated pouches and bags
- Specialised spout pouches
- High barrier liquid bags
- Stretch wrap – plastic wrap used primarily for stabilising pallet loads
- Shrink wrap – plastic wrap used primarily for unitising packs – ie six packs of cans/bottles.
  – printed and unprinted
- Glass bottles
- Corrugated boxes
- Folding cartons and wraparounds
- Paper sacks for powdered beverages
- Paperboard liquid cartons
- Labels (wet glue and self-adhesive)


CORN
FLAKES
Cremora
INVICTA
parmalat
Cheddars
SPARKLES

Food

Divisions active in this sector are – Foodcan, Bevcap, Nampak Corrugated, Nampak Cartons and Labels, Rotoflex-Quix, Nampak Sacks, Kohler Tubes & Tubs, Tufbag, Kohler Flexpak, Kohler Flexible Packaging, Divpac, Nampak Glass, L & CP, Africa and M.Y. Cartons.

- Food cans (tinplate cans and ends)
- Diversified metal containers (decorative tinware)
- Metal closures (for glass jars and edible oils).
- Crates
- Tubs (thin wall injection moulded polypropylene)
- Printed film, foil and paper – printed reels for form fill seal applications in gavure, flexo or short run digital print
- Unprinted film, foil and paper – peel off ends for canned products – Films for breakfast cereal pouches
  – Wax impregnated papers
- Printed and laminated pouches and bags
- Specialised spout pouches
- High barrier liquid bags
- Woven plastic sacks
- Polypropylene flexible intermediate bulk containers (bulk bags) for sugar and base materials.
- Stretch wrap – plastic wrap used primarily for stabilising pallet loads
- Shrink wrap – plastic wrap used primarily for unitising packs – ie six packs of cans/bottles – printed and unprinted.
- Glass bottles
- Corrugated boxes
- Folding cartons and wrap arounds
- Paper sacks, bags and wraps
- Cores and cones
- Leaflets (flat folded and on reel)

The Markets we Serve


Mondi
Kraft
Colgate
Gillette
PONDS
L'OREAL
JEYES
CHEM SPEC

Industrial and Household (incl Healthcare)

Divisions active in this sector are – Divpac, Nampak Liquid Packaging, Nampak Corrugated, Nampak Cartons and Labels, Megapak, Tufbag, L&CP, Polyfoil, Nampak Sacks, Nampak plc, Africa, Kohler Cores & Tubes, Kohler Flexpak, Kohler Tubes & Tubs, Burcap, Petpak, Rotoflex-Quix and Kohler Flexible Packaging, M.Y. Cartons and M.Y. Healthcare.

- Aerosol cans (tinplate and aluminium monobloc)
- Diversified metal containers (drums, paints, oil, household products, decorative tinware)
- Crates
- Plastic bottles and drums – HDPE and Clarified Polypropylene bottles – fluorinated plastic bottles and drums – PET bottles for household chemicals
- Buckets, lids and handles (liquid paint/paste and general markets)
- Printed film, foil and paper on reels
- Unprinted film, foil and paper – foil for telephone cable wrap – lightweight plastic film for steel interleaving – paper/polyethylene aluminium coatings and laminations, principally for the paper industries – cigarette pack foil – heavy duty films for industrial applications – cast films for nappy liners – rubber release film – thermal foil lamination
- Lightweight plastic shopping bags
- Polypropylene flexible intermediate bulk containers (bulk bags) for chemicals
- Stretch wrap – plastic wrap used primarily for stabilising pallet loads
- Made up bags/pouches
- Laminated and plastic tubes used in the toothpaste, cosmetic and pharmaceutical industries
- Corrugated boxes
- Folding cartons and wrap arounds
- Paper sacks, bags and wraps
- Cores and cones
- Leaflets (flat, folded and on reel)

Specialities

- Dufaylite laminated panels
- Angleboard pallet protection
- Pallets and slipsheet
- Singleface wrap
- Layer pads
- Partitions

Non-packaging Products


TWINS
GARAGE
Hulett
FOIL

Divisions active in this sector are – Nampak Tissue, Peters Papers/Spicers, NamITech.

- Tissue
  - Facial and toilet seat tissue
  - Diapers/Femcare
  - Wipes
  - Industrial tissue
  - Foil products
- Paper merchanting
  - Printing and writing paper
  - Printing accessories
  - Graphics
- Book and diary printing
- Secure technology solutions (NamITech)
  - Cheques
  - Credit cards
  - Smart cards
  - Recharge vouchers
  - Gaming management solutions
  - Network security solutions
  - Transaction and payment solutions
- Protection Systems (UK only)
  - Air fed respiratory and chemical suits
  - Shower systems

Packaging Services ▫ Research and development ▫ Packaging wholesaling ▫ Inspection and coding systems ▫ Filling equipment and carton erection machines ▫ Digital printing ▫ Paper recycling

Divisional Directory

AFRICA
Corrugated boxes, folding cartons, paper sacks, flexible packaging, plastic check-out bags, crates, poly-coated cartons, PET bottles, plastic bottles, tissue products, food cans, crowns, aerosol and general line cans.

Managing director – Sandy McLeish (56) Pr Eng, C Eng, BSc (Hons)

BEVCAN
Tinplate beverage cans and aluminium ends for beer, carbonated soft drinks, alcoholic fruit beverages and fruit juice products.

I & CS – suppliers of coding and inspection equipment to the beverage and packaging industries.

Collect-a-Can, a joint venture with Iscor, collects 65% of South Africa's used beverage cans for recycling.

Managing director – John Moyes (54)

BEVCAP
Roll-on pilferproof aluminium closures for wine and spirits, metal closures for glass jars, plastic closures for carbonated soft drinks and specialised plastic closures for sports drinks, cordials, condiments, edible oils, chemicals and motor oils.

Managing director – James MacDonald (42) BSc (Hons)

CORES & TUBES
Industrial cores, tubes, dufaylite and angleboard.

Managing director – Peter Davies (46) B.Comm

DIVPAC
A wide range of tinplate products for the industrial and household markets. These include paint, aerosol, oil and polish containers. Manufacturers of aluminium aerosols and a wide range of decorative tinware.

Managing director – Charles Bromley (39) BSc Eng (Chem)

FLEXIBLE PLASTICS
Flexible packaging for the snacks, confectionery, biscuit and general food markets. Conversion of aluminium foil for the dairy, pharmaceutical, industrial, cigarette and beverage markets.

Managing director – Costa Savides (55)

FOODCAN
Tinplate cans for fruit, vegetables, meat, fish, pet food and other processed foods.

Managing director – Charles Bromley (39) BSc Eng (Chem)

L & CP
Laminated protective wrappings and foil based roof insulations (Super Sisalation).

Managing director – Rob Francois (41) BComm

MEGAPAK
Plastic crates and drums for the beverage, dairy, bakery, poultry, chemical and other non-food markets.

Nampak Polycyclers recycles 4 500 tonnes of plastic annually for conversion by Megapak into crates and drums.

Managing director – Peter van Lienden (56) BSc (Hons), MSc (cum laude)

M.Y. CARTONS – EUROPE
Highly automated producer of litho-printed folding cartons in medium and high volume runs.

Managing director – Mark Collet (51) BEcon

M.Y. CARTONS – UK
Manufacturers of a wide range of high quality litho-printed folding cartons in short, medium and high volume runs.

Managing director – Stuart Goode (52) MBA, FCCA, SMP (Cranfield)

M.Y. HEALTHCARE
Specialist supplier of folding cartons, leaflets, labels, foils, laminates and pharmaceutical contract packing.

Managing director – Malcolm Ward (51) M.I.Biol

NAMITECH
NamITech Limited is the secure technology provider within the Nampak group. It focuses on the provision of secure business solutions and the development of value-added applications stemming from the intelligent use of smart cards and the latest security technologies such as biometrics and cryptography.

Marketing director – Glenda Babaya (34) BBSc (Hons)

NAMPAK CARTONS AND LABELS
(Incorporating Printpak and Kohler Carton and Print)

High-quality folding cartons and labels for the food, cigarette, detergent, beverage, household products and pharmaceutical industries. Litho laminated products and packaging machine systems.

Managing director – Rob Morris (40) Pr Eng BSc Eng (Chem) BComm (Hons)

NAMPAK CORRUGATED
Corrugated-based packaging for a wide range of products predominantly for the manufacturing and agricultural industries.

Managing director – Tom Reid (40) HND Mech Eng, BComm

NAMPAK GLASS
Bottles for beer, carbonated soft drinks, wine, spirits and ketchup. A member of the Glass Recycling Association, which collects and recycles 120 000 tonnes of glass per annum.

Managing director – Barry Kockott (61)

NAMPAK LIQUID PACKAGING
Polyethylene-coated cartons for sorghum beer, milk, mageu, wine and juices. Packaging systems for non-carbonated liquid foods. Plastic bottles for dairy, fruit juice, wine, sorghum beer and household products.

Managing director – Philip de Weerdt (48) BSc, MBA, SEP (Stanford)

NAMPAK plc
Liquid Foods – plastic containers for dairy and fruit juice products.

Managing director – Robin Moore (42) BComm

Containers – plastic containers for automotive and agri-chemicals.

Managing director – James Crick (50) BA (Hons)

Personal Care – plastic containers for personal care and pharmaceutical products.

Managing director – George Sweeney (51)

NAMPAK TISSUE
Manufacturer, distributor and marketer of tissue, feminine hygiene, baby diaper and foil products. South African market leader in tissue products.

Nampak Paper Recycling collects 180 000 tonnes of paper waste per annum and recycles it for use in our tissue and corrugated manufacturing processes.

Managing director – Roy Douglas (45) BSoc Sci, MBA

PETERS PAPERS/SPICERS
Distributors of local and imported fine papers and graphic materials.

Managing director – Lawrence Mendoza (58) CA (SA)

PETPAK
PET bottles and preforms for carbonated soft drinks, sports drinks, water, fruit juice and household products.

Managing director – Peter van Lienden (56) BSc (Hons), MSc (cum laude)

POLYFOIL
Plastic check-out carrier bags for the retail, wholesale and cash-and-carry markets.

Managing director – Rizwan Hassen (48) BCompt (Hons) CA (SA)

TUFBAG
Polypropylene flexible intermediate bulk containers (bulk bags) for the sugar, chemical and base mineral markets as well as a range of flexible mining support systems.

Managing director – Glenn Start-Taylor (38) ACIM

TUBES & TUBS
Tubes, tubs and injection moulded containers.

Managing director – Les Wood (43) NHD Cost Accounting

Where we Operate

Europe

Ireland
United Kingdom
Netherlands
Belgium
France
Spain
Italy

Rest of Africa

Nigeria
Kenya
Tanzania
Malawi
Zambia
Moçambique
Zimbabwe
Botswana
Namibia
Swaziland

South Africa

Chairman's Review

Positioned for sustained growth

Nampak is a much larger, stronger and more geographically diverse group that is better positioned to sustain growth in shareholder value in the years ahead.

It is particularly gratifying to report on a year in which the group exceeded most of its growth objectives.



Trevor Evans
Chairman

Review of 2002

In **South Africa,** the benefits of the cost reduction programme undertaken last year were strongly felt and the trend of declining margins was reversed. After many years of lowering the cost base, efforts in generating higher exports were rewarded with both direct and indirect exports growing substantially and making a significant contribution to the estimated 4% volume growth experienced by South African operations. Total exports now represent approximately 28% of the group's South African packaging sales.

In January we acquired from Crown Cork & Seal the 15% stake they owned in our metals packaging businesses for R275 million. This timing was opportune, as the metals cluster has shown a strong recovery this year.

In the **rest of Africa** we acquired for R259 million, Crown Cork & Seal's operations in six Anglophone countries thereby extending our product range and substantially increasing our turnover from the African continent outside South Africa.

NamITech increased its shareholding in Integrated Card Technology by acquiring the shares held by Naspers and Orga for R107 million. In October 2002 an agreement was concluded to dispose of 28% of NamITech to Pamodzi Investment Holdings for


CROWN
HELLMANN'S
CHEM SPEC
Sunproof


Chairman's Review (continued)

Acquisitions provide **growth opportunities**

R120 million thus introducing an important black empowerment partner into the business. Through this partnership we are confident that the business prospects are substantially improved.

The merger with Malbak in August for R1.97 billion provides us with opportunities to further improve productivity in the South African flexibles and folding carton businesses. In **Europe,** this acquisition gives us a strong foothold in the folding cartons market where we are one of the top 6 manufacturers with leading positions in some niche areas. The European folding carton market is still very fragmented with the top 10 companies having a combined market share of less than 50%. This will provide further growth opportunities.

The in-plant investments in our major dairy customers in the United Kingdom referred to in last year's report were almost completed by year end and will provide 6 – 8 years security of business together with satisfactory profits and strong cash flows.

The achievement of these strategic goals has created a much larger, stronger and more geographically diverse group that is well positioned to sustain growth in shareholder value in the years ahead.

Nampak 2003

Turnover in 2003 is projected to exceed R20 billion and the composition of the group will be quite different to last year.

Our product offerings in Africa make us the most diversified packaging company in the world and we are now a significant player amongst non-integrated global packaging companies.

Projected sales by region 2003


South Africa 61%
Africa 5%
Europe 30%
NamiTech 4%
>R20 bn

Projected sales by product 2003


Metals 21%
Paper 35%
Plastics 28%
NamiTech 4%
Glass 2%
Non-packaging 10%
>R20 bn

Segmentation

The increased size and composition of the group led us to reconsider the segmentation reporting followed in previous years. The new format complies with both South African generally accepted accounting practice (GAAP) and international accounting standards (IAS) and is consistent with that applied by the major global packaging companies.

The year's performance

Revenue increased by 31% to R13.7 billion as a result of the acquisitions, domestic volume growth and selling price increases arising from the higher cost of raw materials caused by the sharp devaluation of the rand. Turnover in Europe from Nampak plc was essentially unchanged in sterling but increased by some 28% in rand terms.

Operating profit increased by 67% to R1.16 billion exceeding the R1 billion mark for the first time with the operating margin increasing to 8.5% from 6.6% in 2001.

Due to the severe devaluation of the Zimbabwean currency and the ongoing problems we have written down our investment in that country by R86 million in compliance with South African accepted accounting principles. The poor performance of global stock markets has required us to take a charge of R6 million after tax in Europe to compensate for a shortfall in the defined benefit pension schemes.



World-class milk bottle manufacturing equipment at the in-plant dairy operation at Oakthorpe in the United Kingdom

Operating profit exceeded

R1 billion

Cash spent on acquisitions exceeded R900 million and capital expenditure amounted to R784 million. This resulted in the interest charge increasing to R123 million. Cash from operating activities before dividends paid rose to R1.3 billion compared to R663 million in 2001 and is indicative of the strong cash generating ability of the group.

Chairman's Review *(continued)*

Strong balance sheet

Attributable profit was 57% higher and headline earnings per share increased by 58% on the greater number of shares in issue following the acquisition of Malbak.

The acquisition of Malbak and the Crown Cork & Seal transactions were both marginally earnings enhancing for the year.

Although headline earnings per share were down 27% in 2001 the dividend was nevertheless maintained at 53.3 cents per share. A total dividend of 60.6 cents for the year has been declared and the cash dividend cover has been increased 2.2 times.

Despite the high cash outflow the balance sheet remains strong with net borrowings: equity at 44%, remaining below our upper limit of 50%.

Goodwill increased by R1.2 billion as a result of the acquisitions and will be written off in accordance with generally accepted accounting practice.

Shareholding

The merger with Malbak has significantly altered the shareholding of the group with Remgro, Old Mutual and Allan Gray becoming the top three shareholders. The number of shareholders also increased from some 6 000 at the end of 2001 to almost 16 000 in 2002 with shareholders holding less than 100 shares increasing from 4 700 to 5 600. We will examine ways of rationalising the share register during the course of 2003.

Global packaging industry

The global packaging industry is one of the world's largest and most diverse manufacturing sectors valued at over $400 billion. Estimates from the World Packaging Organisation suggest it employs more than five million people in about 100 000 companies worldwide.

The European packaging market is the world's largest, valued at almost $129 billion, followed by North America at $116 billion and Japan at $61 billion.

In the past few years the squeeze between big customers and few suppliers placed severe pressure on the ability of packaging companies to make an acceptable return on investment and led to severe cost cutting, productivity improvement and consolidation.

This "Family of Packs" conforms to international branding and packaging standards


Heineken

The consolidation of metals, paper and glass packaging sectors has advanced to where there are now fewer than 5 players in each sector commanding almost 80% market share in Europe and North America. This, together with the extensive rationalisation and productivity improvements, has created a more favourable operating environment, and both returns and investor sentiment have started to recover.

In plastics and folding cartons, the sectors in which we operate in Europe, the industry continues to be fragmented, providing opportunities for consolidation with a potential improvement in profitability in due course.

Corporate governance

Nampak has in place control mechanisms to ensure that good governance is practised at all appropriate levels in the organisation. We fully subscribe to the recommendations of the King II Report and included on pages 36 to 44 is a comprehensive report covering all facets of corporate governance and incorporating our progress on corporate social investment, environment, HIV/AIDS and black economic empowerment.

The Myburgh Commission into the fall of the rand

In late 2001 the South African currency came under severe pressure on foreign exchange markets. Following a call by the chief executive officer of the South African Chamber of Business (SACOB) a commission of enquiry was appointed by the State President to investigate reasons for the rapid depreciation of the rand.

Allegations were made that Nampak and certain other major South African companies had contributed to the fall in the rand and we were called to give evidence to the commission of enquiry. Two reports were produced by the commission, a majority report by commissioners Myburgh and Gantsho and a minority report issued by commissioner Qunta.

The majority report found that Nampak acted legally and ethically in the share transaction. The minority report was of the view that Nampak had deviated from exchange control authority it had obtained without seeking prior approval.

Good corporate governance

As a result of this we received some poor publicity. Stakeholders in Nampak are assured that at all stages of the financial transactions we acted in a legal and ethical manner and in accordance with our specific exchange control approval.

Real growth in **earnings in 2003**

Plastic bags

Further to my comments in last year's report when I dealt with the legislation threatening the manufacture of plastic bags, I welcome the agreement between the plastics industry and the South African Minister of Environmental Affairs and Tourism that allows for the continued manufacture of plastic check-out bags to a minimum thickness of 30 microns with a 20% tolerance for five years. This encouraging development removes an uncertainty, which has affected our Polyfoil division.

Growth strategy and prospects

The acquisitions that were concluded during the last financial year will substantially add to both turnover and operating profit in the year ahead. The momentum of our business in South Africa is expected to continue although we are concerned about the impact of high inflation and interest rates on consumer spending. Despite the slightly stronger rand we expect exports to continue to grow but not at the same rate as in the past year.

We are expecting NamITech to produce strong results on substantially higher sales and a lower cost base.

Profits from the rest of Africa will be higher as a result of the acquisitions during 2002. In the longer term we will increase our product offerings in these countries and will seek to enter new countries where appropriate.

In Europe, profits are expected to be substantially better in Sterling due to the inclusion of M.Y. Holdings for a full year. Trading conditions, however, in the European packaging industry are tough and on an annualised basis in Sterling headline earnings are expected to remain at broadly the same level as last year.

The emphasis over the next 12 months in Europe will be to optimise the businesses we are in, whilst at the same time evaluating various growth opportunities.

The group is more diversified and prospects are certainly better than they have been for some time. Notwithstanding the extra shares in issue, we expect to deliver real growth in earnings next year.

Management

After 25 years service, Gavin Duffey retired in January 2002 as executive director responsible for legal and secretarial affairs and I thank him for his many years of loyal service and wise counsel.

Derek Cooper resigned as a non-executive director during the year due to the increased demands of his other business interests. Derek had been a director since 1986 and I thank him for his substantial contribution over the years.

I welcome onto the board of directors, Thys Visser, deputy chairman and chief executive officer of Remgro Limited, who joined us in a non-executive capacity, John Monks executive director responsible for Europe and Clarence Miller, alternate director responsible for the Flexibles businesses in South Africa.



Direct and indirect exports provided a major contribution to volume growth in South Africa

Appreciation

Firstly I welcome the many new employees who have joined the Nampak family following the acquisitions made during the year. I also thank them for the positive manner they have approached the integration with Nampak.

Our colleagues in Zimbabwe have once again had to manage through exceptionally difficult times and I thank them for their dedication.

John Bortolan and his team have delivered on the challenging commitments made last year and I thank them for their outstanding performance and resilience in staying focused on the task at hand over a number of years.

I thank the non-executive directors for their wise counsel in steering us through the many challenges of 2002 and for the important role they play on the various committees.

Challenging **commitments** were met

Finally, I would like to express my appreciation to our customers and suppliers for their continued support.

Trevor Evans
Chairman
28 November 2002

Group Managing Director's Report

Strong recovery in profits

Group profits recovered strongly as we fully achieved the benefits of the profit improvement initiatives.



John Bortolan
Group managing director

Overview

Group profits recovered strongly as we fully achieved the benefits of the profit improvement initiatives embarked on in South Africa last year. General and administration costs were reduced and productivity was improved. Our sales and marketing effort resulted in an increase in direct exports as well as sales to customers using our packaging to export their products. This contributed to packaging volumes in our South African operations growing by 3.2% during the year.

Results from the rest of Africa were considered satisfactory notwithstanding the difficult situation in Zimbabwe and the task of integrating the operations in Anglophone Africa acquired from Crown Cork & Seal.


Bellingham JOHANNISBERGER






BOKOMO
CORN
FLAKES
GOLDEN-TOASTED FLAKES

Growth strategy on track

Volumes grew by 3.9%

In Europe the installation of equipment in response to the trend to in-plant manufacture of bottles at the dairies was implemented as planned.

The most significant event of the year was the merger with Malbak, which has given us the opportunity of further consolidation in South Africa and a much larger presence in Europe. It also provides a second platform on which to grow internationally.

Our growth strategy was also advanced through the acquisitions of Crown Cork & Seal's 15% share of our metals business in South Africa as well as the acquisition of their operations in Anglophone Africa.

NamITech achieved many of its objectives and continued on its growth path.

Group performance

Group sales, including Malbak for two months, rose by 31% to R13.7 billion compared to R10.5 billion in 2001 due largely to real volume growth of 3.9% driven by the increase in exports. NamITech enjoyed another year of strong revenue growth whilst sales in Europe though virtually constant in Sterling, were well up in rand terms following the weaker exchange rate.

Operating profit at R1.16 billion exceeded the one billion Rand mark for the first time and increased by 67% over last year. In South Africa operating profit was 83% higher and was achieved through a combination of higher sales, cost reduction, better utilisation of plant and equipment and acquisitions.

Sales


South Afrfica 74%
Africa 2%
Europe 24%
R13.7 bn

Operating profit


South Afrfica 92%
Africa 2%
Europe 6%
R1.16 bn

In the rest of Africa, operating profit increased by 70% as a result of the inclusion of the Crown Cork Anglophone acquisition.

Despite satisfactory trading results from Nampak plc, Europe showed a decline of 27% in operating profit due to restructuring costs associated with the dairy in-plants, the charge for the shortfall in pension funding and the impairment of our Zimbabwe investments which are held by Nampak International Limited. The sale of some surplus properties partially offset these abnormal costs.

A provision of R124 million was made to cover the expected costs of restructuring and realigning the group following the merger with Malbak. These costs are likely to be incurred over the next 18 to 24 months.

The group operating margin, which has been in decline for a number of years improved to 8.5% compared to 6.6% last year.

Net interest paid was R52 million higher at R123 million as a result of higher interest rates in South Africa and increased borrowings.

The increase in the tax charge from R166 million to R352 million in 2002 is due largely to the substantial increase in operating profit in South Africa. The effective tax rate rose to 33.9% from 26.5% mainly due to the impairment of our investments in Zimbabwe and write-off of goodwill, neither of which are tax deductible.



Modern equipment producing world-class packaging products

Decline in operating margin reversed


Group Managing Director's Report (continued)

Strong cash generation

Headline earnings per share up 58%

Cash available from operations was strong at R1.3 billion compared to R663 million last year. In South Africa working capital excluding acquisitions was well controlled falling from 14.3% of sales last year to 12.9% of sales in 2002.

Capital expenditure totalled R784 million with the largest single project being dairy in-plant equipment in the United Kingdom. Major items of capital expenditure are shown below:

Project	Rm	Justification
UK Dairy in-plants	265	Lower costs, long-term supply contracts
Group-wide ERP system	119	Replacement of legacy systems
IT Infrastructure	25	Replacement and upgrading of equipment
Large drum machine	18	Increased demand for large plastic drums
SuperEnd for beverage cans	15	Innovation
Glass bottle equipment	11	Modernisation

Top quality brands packaged in our folding cartons

Interest bearing debt increased by R1.8 billion to R3.8 billion resulting in gross gearing of 77% compared to 69% in 2001. Bank and cash balances increased by R603 million to R1.6 billion leaving net debt at R2.2 billion compared to R960 million last year. Despite this increase the net gearing ratio was still at an acceptable 44%.

Return on shareholders' funds improved from 15% to 17%.

Headline earnings per share increased by a very pleasing 58% to 138.6 cents.

South Africa

South Africa market overview

Our South African packaging businesses achieved real growth of 3.2% in the year, driven principally by exports.

In the domestic market, the positive impact of an increase in the number of people employed in the formal sector as well as the lowering of taxes was negated by rising inflation and interest rates.

Inflation generally exceeded salary and wage settlements resulting in little growth in real consumption expenditure. In this environment the fast-moving consumer-goods sector, which is our principal market, continued to feel the pressure and overall demand was virtually static for the year. In particular, non-essential categories, which rely on middle to lower income groups, were in decline as consumers adapted their consumption.

South Africa is a fast changing country and one encouraging feature from a consumption perspective, is the emergence of a growing middle class which should provide a solid foundation for the future.

Another encouraging aspect of the South African economy is the growing momentum of exports. South Africa produces world-class products at exceptional value. Many of our customers are pursuing this opportunity and in particular beer, carbonated soft drink, wine and spirits, processed foods, fisheries and agricultural sectors have done an excellent job of establishing their brands in export markets and providing a platform for growth.

Our direct packaging exports grew in the year from 9% of sales to 12% with most of the growth taking place in sales into the rest of Africa. We estimate that combined direct and indirect exports accounted for 28% of our South African packaging sales.

Direct and indirect exports accounted for 28% of South African packaging sales

South Africa operating performance

Rm	Revenue	Operating profit	Operating margin	EBITDA	Capex
2002	**10 446.8**	**1 063.2**	**10.2%**	**1 391.7**	**455.7**
2001	8 507.2	581.3	6.8%	886.1	247.0

Benefits of cost reduction drive

All the businesses in South Africa benefited from the extensive general and administration cost reduction drive and factory rationalisation that took place in 2001. Costs were lower, productivity better and higher volumes led to better capacity utilisation.

Turnover, including that of Malbak's Kohler Packaging for 2 months rose by 23% to R10.4 billion whilst operating profit increased by 83% to R1.06 billion. The operating margin recovered from its low point of 6.8% in 2001 to 10.2%.

Rand depreciation affected raw material costs

The depreciation of the rand in the latter part of 2001 substantially raised the cost of raw materials, many of which are priced on an import-parity basis. A shortage of high-grade wastepaper caused a major increase in the cost of secondary fibre.

Although polymer prices were relatively static in dollars the depreciation of the rand pushed up local prices. In most cases the extra cost could be recovered in selling prices but the timing was not always consistent with the cost increase date.

Rise in exports of beverage cans

Demand for beverage cans was reasonably strong supported by an increase in both direct exports and export of filled cans by some of our customers. Domestically, however, can demand remained under pressure.

The installation of the high-speed can line in Cape Town was completed on schedule and has been running at full capacity and optimum efficiency. The entire Southern African beverage can market was successfully converted to the new innovative SuperEnd which resulted in cost savings.

Poor weather affected fishing

Domestic demand for food cans was soft with bad weather affecting fishing and little increase in demand from fruit canning. This was, however, offset by good growth in direct exports of ends and components.

World-class meat cans

The installation of the world-class meat can manufacturing line resulted in us recapturing much of the previously lost market share. Demand for aerosol cans was good, again led by sales to customers involved in export markets. Paint cans also experienced better demand.

Good demand for plastic beverage closures

The volume of closures for sports drinks and carbonated soft drinks improved although there was some decline in demand for food container closures. Higher throughput was achieved through the more efficient utilisation of printing facilities.

Strong growth in glass packaging market

Volumes of glass packaging continued to grow strongly supported by an injection of returnable bottles for carbonated soft drinks and bottles for wine exports. The power interruption problems experienced at the glass factory in previous years were satisfactorily resolved with the local authority and consequently production output was higher.

The total market for glass containers is estimated to have grown by some 9% last year and the industry is beginning to experience capacity constraints. In this regard a project to refurbish and enlarge one of our furnaces at a cost of some R170 million has commenced for commissioning in 2004. A technical assistance agreement has been concluded with Wiegand-Glas of Germany and will contribute to raising overall efficiency levels.

More corrugated boxes for agricultural exports

Strong demand by the agricultural sector and a focus on exports resulted in higher overall sales of corrugated boxes. Spare industry capacity, however, continued to create a very competitive market.

Redibox, which retails packaging products achieved good growth on increased demand from the agricultural sector and export customers, especially those involved in wine and motor vehicle components' markets.



Secure business solutions from Namitech

Bigger furnace to meet growing demand for glass packaging


Group Managing Director's Report (continued)

Merger benefits to come

Printpak and Kohler Cartons merge

Strong export growth of folding cartons and labels more than offset weak demand in the domestic market. Export sales to the rest of Africa were especially pleasing as were indirect exports through domestic customers.

Printpak has been merged with Kohler's Carton & Print operations, and economies of scale are expected from the combined entity.

The Twistall Twist-Wrap Material is a technological breakthrough in twist-wrapping and a solution for this price-sensitive product


Niki
Inside
TVbar
TVbar

Weaker rand affected prices of fine paper

Demand for fine printing paper supplied by our paper merchants was reasonably buoyant throughout the year dampened to some extent by the high cost of imported papers following the depreciation of the rand. Margins remained tight in a very competitive market affected by frequent price adjustments.

High inflation affected toilet tissue demand

Demand for toilet tissue and other consumer products was adversely affected by high inflation resulting in consumers having to carefully consider purchase decisions.

This resulted in fierce competition and with limited export opportunities for tissue-based products, Nampak Tissue did well to achieve good revenue growth based on a strong performance from new product innovations and market share gains in some key value-added segments.

The increase in wastepaper prices will place further pressure on selling prices, potentially making some products even less affordable to lower-income consumers.





Group Managing Director's Report *(continued)*

Satisfactory agreement on plastic bags issue

Juice moving into PET

The ongoing move away from HDPE to PET in the juice market continued and resulted in some fall off in demand for traditional HDPE plastic bottles. The declining sorghum beer market and conversion to bulk caused paper carton volumes to drop. Exports of paper cartons were also affected by the opening of the group's factory in Zambia.

Investment in large drum equipment

The weaker rand helped the international competitiveness of some customers' products and led to an improved export-related demand for our large drums. Approximately R20 million was spent on new equipment to manufacture large drums to meet this demand and has created sufficient productive capacity for the foreseeable future.

Demand for beer bottle crates continued at the low level experienced last year whilst the introduction of a 1 litre PET bottle and 300 ml glass bottle for carbonated soft drinks resulted in strong demand for the associated crates. Megapak has been repositioned so that less reliance is placed on the cyclical demand for crates

Strong demand for PET bottles

There was strong demand for PET bottles in the carbonated soft drinks, sports drinks and water sectors. The trend of filling juice in PET also contributed to overall buoyancy in the market. A significant share of business with a major customer was, however, lost as a result of highly competitive pricing.

Plastic bags issue resolved

A co-operative effort by Government, our customers, trade unions and the plastics industry resulted in a satisfactory solution to the ongoing use of supermarket check-out bags.

The agreement allows printing on plastic bags and an increase in thickness to a minimum of 30 microns with a 20% tolerance from May next year, and to allow production to continue for a further five years. This has given the industry a degree of certainty, and we welcome and support this accord.


MANICA

Award winning products from our African operations

Higher exports of flexible packaging

Demand for bags both domestically and for export was good although the increase in polymer prices had a dampening effect on exports.

Good exports and innovation in flexible packaging

Domestic demand for powdered food and drink, biscuits and confectionery increased during the year and volumes of high-value flexible packaging were higher than last year. Good progress was made with our export drive and new business was gained in Australia, Canada and the United Kingdom. Our exports to the rest of Africa also increased. A focus on innovation and new products contributed to the strong sales performance.

The Kohler Flexible operations were held for only two months of the year and traded profitably during that time. Rotoflex-Quix was integrated into Kohler Flexible's management structure and has created an opportunity for optimising capacity.

More sacks sold

Steady domestic demand and good export sales resulted in some marginal volume growth in paper sacks in the year. We noticed a marked trend to smaller pack sizes as higher food prices impacted on consumer affordability. Light-weighting was also a feature resulting in a decline in tonnage although a greater quantity of packs was sold.

The availability of sack kraft is a concern with the capacity of both local and overseas suppliers fully committed. Our local supplier is planning a rebuild of their paper machine towards the end of 2003, which should alleviate the situation in the longer term.

Group Managing Director's Report *(continued)*

NamITech enjoyed **strong growth**

Wrappings boosted by higher exports

A highly competitive market resulted in the loss of some sales by L & CP during the year. This was offset by higher than expected exports and overall sales showed acceptable growth over last year.

Firmer demand for bulk bags

Tufbag achieved a small profit in 2002 having recorded a loss the previous year. Demand in both the domestic and export markets was strong and we expect this to continue in the coming year.

NamITech

The increased stake in ICT and sale of 28% of NamITech to Pamodzi Investment Holdings has created a stronger platform on which to grow.

Whilst demand in the cellular telecommunications industry in South Africa slowed during the course of the year, demand in the rest of Africa was strong. We continued to cement our position in the financial services sector and remain the leading supplier of cheques and magnetic strip cards to banks in both South Africa and the rest of Africa. The business is well positioned to provide products and solutions with the banking industry's roll out of EMV (Europay, MasterCard, Visa) smart card products over the next two years.

With the launch of NamITrust our enterprise security service provider and the only level 7 secure operating centre in Africa, NamITech is well placed to take advantage of the growth in IT security.

While operating profit for the year increased, this was not in line with revenue growth as a result of one-off costs expensed during the year. We are expecting significant further growth in 2003 as we look to consolidate and leverage the investments made over the last 12 months.

Modern and specialised pouch and bag-making facilities offer flexibility


NUTRI
Choice
Rooibos Life

Rest of Africa

Rm	Revenue	Operating profit	Operating margin	EBITDA	Capex
2002	**205.5**	**20.9**	**10.2%**	**28.5**	**4.3**
2001	70.8	12.3	17.4%	11.7	1.2

Lower profits in Malawi and costs associated with systems integration in the newly acquired operations in Anglophone Africa which were held for only two months resulted in a decline in the operating margin.

We are pleased to have expanded our presence in the rest of Africa through the acquisition of Crown Cork & Seal's Anglophone operations and we now have 24 factories in 10 countries, employing over 4 500 people.

In addition to our already strong manufacturing presence in paper and plastic products, we have now extended our product offering to include tinplate food cans and other metal packaging.

Operating conditions vary from country to country and with a heavy reliance on agriculture, the climate has a strong influence. Parts of Southern Africa were affected by drought leading to lower exports of crops such as tobacco.

Kenya experienced lower volumes due to increased competition, Mozambique improved operating efficiencies whilst trading conditions in Tanzania were tough.

Malawi and Zambia were affected by events in neighbouring Zimbabwe with lower tobacco case sales also reducing the contribution from Malawi.

Zimbabwe continued to be affected by difficult economic and political conditions, a critical shortage of foreign exchange and price controls on certain goods. Despite this, all our businesses in this country performed better than last year.

Increased presence in the rest of Africa

The operations acquired from Crown Cork & Seal performed satisfactorily for the short period they were held.

Group Managing Director's Report *(continued)*

Europe

European packaging market

Economic conditions generally in Europe have been sluggish although consumer spending on durables and housing has remained at relatively high levels.

Competition in the packaging industry remains intense with buyers exerting extreme pressure on prices. The introduction of e-auctions as a procurement tool has had a major depressing influence on selling prices in many categories.

Industry overcapacity and fragmentation is prevalent in certain sectors and further consolidation is likely.

Europe operating performance

Rm	Revenue	Operating profit	Operating margin	EBITDA	Capex
2002	**3 256.4**	**160.2***	**4.9%***	**308.5**	**324.4**
2001	2 106.9	101.4	4.8%	271.2	142.4

**Before impairment of R86 million in respect of Zimbabwe*

Rigid plastics

The installation of equipment costing some £18 million at two of our major dairy customers is on schedule and almost complete with one in-plant now in operation and the other due for commissioning in early 2003.

This investment led to the closure of three factories and cements our position as the leading supplier of plastic bottles to the dairy industry in the United Kingdom.

Conditions in general rigid plastics continue to be extremely competitive with too many players in an industry with substantial overcapacity. Industry profits are consequently under pressure and further rationalisation is required to restore acceptable returns.

Trading profits were higher than last year but were negatively affected by closure and duplicated costs associated with the dairy in-plants and a charge for pension funding. Although these were partially offset by profit on the sale of properties, operating profit was nevertheless lower than in 2001.

With little growth expected in demand for milk packaging and a continuation of the tough conditions in the rest of the plastics packaging sector, we are anticipating a small improvement in normal operating profit in the year ahead in Sterling due to improved efficiencies and lower costs. Lower capital expenditure will result in stronger cash flow.

Folding cartons

M.Y. Holdings, part of Malbak Limited, was included in the group from August 2002. It has meaningful shares of several niche sectors in the folding cartons market and operates from factories in the United Kingdom, Benelux and Italy.

M.Y. Cartons-UK supplies cartons to customers based in the United Kingdom and all sites operate to BRC/IOP hygiene-accredited levels with food being the principal market served. M.Y. Cartons-Europe is based in Benelux serving the food market on the Continent.

M.Y. Healthcare is focused on serving the pharmaceutical industry with a wide range of cartons, labels, leaflets, foils and contract packing services. It is a significant supplier to the world's top 20 pharmaceutical companies and is renowned for its quality, service and innovation.



Education is a key focus of our corporate social investment

Growth opportunities in Europe

Since the date of acquisition the business has performed at the expected level but we are anticipating continuing pressure on margins in the year ahead as a result of extremely competitive market conditions.

Corporate services **leverage strength**

Corporate services

The corporate office situated in Sandton, South Africa provides value-added services to the operations across Africa and Europe. These include company secretarial and legal, compensation and benefits, finance, human resources, information technology, investor relations, marketing, property management and treasury.

The 20-litre domestic water storage unit has been praised for its role in fighting waterborne diseases in Africa

Apart from fulfilling statutory duties, the role of the corporate office is to leverage the strength of the group across all businesses, thereby enhancing the profitability of the group as a whole.

Our marketing capability has been enhanced through the merger with Malbak, which has resulted in Nampak in South Africa now having the widest range of products of any packaging company in the world.

This concerted marketing effort over the past few years has resulted in strong growth in both direct and indirect exports and we currently export to some 64 countries around the world.

Innovation, quality and service remain cornerstones of our customer focus and our efforts were again rewarded by a number of top supplier awards.

Wider operating geographical spread has led to increased focus on management development and succession planning. Our human resources functions will take on an increasingly international approach to ensure appropriate consistent policies and practices are implemented across the group.


BABA
INITIATIVE

Positive outlook for 2003

Our strong competence in compensation and benefits ensures remuneration and reward equity and market alignment in all the countries in which we operate.

The first stage of our enterprise resource plan (ERP) project is nearly complete and involves the redesign of some business processes. In replacing older information systems the ERP will provide easier access to information, leverage our ability to interact with customers and suppliers and introduce new levels of productivity in our operations.

A three-year implementation programme across more than one hundred sites will commence early in 2003 and will utilise group resources wherever possible, thereby improving the capabilities of our human capital. The group's IT infrastructure is currently being upgraded to support the ERP project.

Collect-a-Can

in which we have a significant stake is a global leader in the collection and recycling of used tinplate beverage cans



Outlook for 2003

The South African economy is expected to grow at over 3% next year but as much of this growth is not related to consumer spending we do not expect an increase in demand for non-durable consumer products.

Exports of our packaging and that used by our customers to export their products are expected to continue growing but at a lower level than in the past year.

The integration of the Kohler Packaging operations is progressing well and benefits will start flowing in 2003. All our South African businesses are running at good levels of efficiency and are well positioned to take advantage of any growth in demand.

NamITech is expected to benefit from a strong growth in GSM networks in Africa and its security solutions. Notwithstanding the lower shareholding following the sale of a stake in the company to Pamodzi Investment Holdings on 1 October 2002, the profit attributable to Nampak is expected to be higher than last year.

Profits from the rest of Africa are expected to show a substantial increase following the acquisition of the Crown Cork operations. We will also assess the prospects for introducing into these countries other products from our wide range.

In Europe, we are expecting a substantial increase in both sales and profits as a result of the inclusion for a full year of the M.Y. Holdings operations. Trading profits in Sterling from our rigid plastics businesses are also expected to be higher but operating profit will be lower as a result of the additional pension funding. Further growth opportunities in Europe will be fully evaluated during the course of next year.

Overall, on the higher base achieved in 2002, we are expecting a satisfactory increase in operating performance next year from continuing growth in export sales, the benefits of the acquisitions and continued momentum of efficiencies and cost savings. Management's focus will be on cash generation through an improvement in working capital and tight control of capital expenditure.

Appreciation

The past year was one of the most active in Nampak's history, highlighted by several acquisitions resulting in the Nampak family growing to over 22 000 employees spread across Africa and Europe. I welcome all new employees and thank everyone for their hard work, dedication and commitment in achieving the excellent performance of the past year.

The integration with Malbak and the Crown Cork Anglophone operations has thus far proceeded smoothly and I thank those involved for their support and co-operation.

I thank our customers for their ongoing support and in this fast-changing business environment we will continue our efforts in providing superior value through a focus on innovation and collaboration with them.

Superior value to customers through innovation and collaboration

John Bortolan
Group managing director

28 November 2002

Corporate Governance

Nampak is committed to the principles of openness, integrity and accountability. The implementation of sound corporate governance practices has been a cornerstone of Nampak's business operations for many years, with changes and refinements to its practices being made from time to time in line with international trends and best practices. Steps will be taken to ensure compliance with the King report on Corporate Governance for South Africa 2002.

Board of directors

Nampak has a unitary board structure which comprises eight executive and eight non-executive directors. All the non-executive directors are independent with the exception of Mr Brian Connellan, who became a non-executive director when he retired as chairman of Nampak in 2001. A formal charter setting out the board's responsibilities will be adopted during the course of the 2003 financial year and included in the next annual report.

The position of group managing director fulfils the role of chief executive officer and the roles of chairman and group managing director are separate. It is not considered to be in the best interests of the company to have a part-time, non-executive chairman at this time.

The board meets at least six times per annum and the details of attendance in financial year 2002 are provided at the end of this report. The board is responsible for the strategic direction of the group and maintains control over all material matters affecting the group including operational performance and management, risk management and the selection of directors. Non-executive directors are chosen for their business acumen and skills and bring to bear an independent judgment on key issues. The service contracts of executive directors, details of which are set out on page 50, do not exceed three years. All directors excluding the group managing director are subject to retirement and re-election by shareholders every three years and the re-appointment of non-executive directors is not automatic. New directors are subject to confirmation by shareholders at the first annual general meeting after their appointment. Biographical details of all the directors are set out on pages 101 to 103 of this report.

There are comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The strategic plan and the group budget and summaries of divisional sales, operating profit and capital expenditure are reviewed and approved by the board. Results and the financial status of divisions are reported on at board meetings against approved budgets and compared to the prior year. Profit projections, forecast cash flows and working capital and borrowing levels are also reported on at these meetings.

All directors have access to the advice and services of the company secretary. In appropriate circumstances they may seek independent professional advice about the affairs of the company at the company's expense. The director concerned would initially discuss and clear the matter with the chairman or the company secretary unless this would be inappropriate.

Board committees

The board has established two formal committees which are dealt with below:

Remuneration and Nomination Committee

Members:

B P Connellan *(Chairman)*

D A Hawton

M M Katz

The board has decided to combine remuneration and nominations into one committee, the Remuneration and Nominations Committee. The committee is chaired by a non-executive director of the group and currently consists of three non-executive directors. It is intended to fill the vacancy that has arisen through the resignation of Mr Cooper shortly. The executive chairman of the company attends meetings by invitation but does not participate in discussions regarding his own remuneration.

The committee operates within written terms of reference which were adopted on 10 September 2002 in respect of remuneration and nominations decisions.

The terms of reference provide direct authority to the committee to consider general remuneration policy and to approve fair and competitive levels of remuneration in each element of the remuneration structure for executives in support of the business strategy, taking into account relevant market survey data. They also provide for the committee to ensure that sufficient consideration is given to executive succession planning, including skills requirements and employment equity.

The appointment of directors and non-executive directors are subject to shareholders' confirmation at the annual general meeting. Full details of remuneration matters, including a broad statement of the group's remuneration philosophy are included in the remuneration report set out on pages 45 to 51 of this annual report.

Audit Committee

Members:

P L Campbell *(Chairman)*

B P Connellan

T Evans

M M Katz

R A Williams

The Audit Committee is chaired by an independent non-executive director of the company and comprises four non-executive directors and one executive director. The committee meets at least twice per year and the meetings are also attended by appropriate executives including those responsible for finance.

The committee operates within written terms of reference adopted on 19 March 1996, which will be reviewed to take into account recommendations contained in the King II Report. The responsibility of the committee includes the review and evaluation of the effectiveness of the internal controls of the group (with reference to the findings of both the internal and external auditors), the consideration of the appointment of the external auditor, to review the nature and scope of the audit, material pending litigation, material defalcations, insurance covers, important accounting issues and specific disclosures in the financial statements.

The internal and external auditors report to the committee at each meeting on the results of their work and they also have unrestricted access to the chairman and other members of the committee.

A Risk Assessment and Compliance Committee is in the process of being formed as a sub-committee of the Audit Committee and it will provide assistance in the identification, assessment, managing and monitoring of risks facing the group.

The directors are satisfied that the committee has discharged its responsibilities for the year under review in compliance with its terms of reference.

Corporate Governance *(continued)*

Risk management

The focus of risk management is on identifying, assessing, managing, monitoring and reporting material forms of risk across the group. The board retains responsibility for the total process of risk management and its policy on risk management encompasses all significant business risks to the group including financial, operational and compliance risks.

The risk environment in which businesses operate is ever-changing. Each level of management in Nampak, from the board of directors down, is responsible for regular appraisals of the risk environment in which it operates to ensure that significant risks are identified, assessed and managed.

A group-wide system of internal control has been established to manage significant risks. This provides reasonable assurance that the company's business objectives will be met within risk tolerance levels defined by the board. The group participates in a sophisticated self-insurance and external insurance programme designed to provide sound covers at competitive cost. Risk control audits of all plants are carried out annually to check compliance against written standards and the Occupational Health and Safety Act.

The group seeks to have a sound system of internal control, based on its policies and guidelines, in all material associates and joint ventures. Where this is not possible, the responsible directors seek assurance that significant risks are being managed in an acceptable manner.

Accountability and audit

The directors confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going concern basis for preparing the financial statements.

The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgments and consistent estimates. Adequate accounting records and internal controls and systems have been maintained to provide reasonable assurance on the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for the group's assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties, except in isolated instances which are not material.

The effectiveness of internal controls and systems are monitored through the utilisation by management of internal control checklists, formal reporting of material defalcations and other losses and the use of an internal audit department.

The internal audit department is an independent appraisal function which reviews the adequacy and effectiveness of internal controls and the systems which support them. This includes controls and systems at the operating entities and in relation to business and financial risks which could have an adverse effect on the group. Weaknesses identified by the internal auditors are brought to the attention of the directors and management.

The external auditors provide an independent assessment of internal controls and systems through the audit work that they perform. They complement the work of the internal auditors and review all internal audit reports on a regular basis. The external auditors are also responsible for reporting on whether the financial statements are fairly presented and their report is presented on page 53.

Nothing has come to the attention of the directors, nor the attention of the internal or external auditors, to indicate that any material breakdown in the functioning of the above-mentioned internal controls and systems has occurred during the year under review.

During the year under review the external auditors provided valuable non-audit related services to the company including:

- Consultancy services for the implementation of a new ERP system for the Nampak group — R21 million
- Advice and assistance in regard to the merger with Malbak and the acquisition from Crown Cork & Seal of its businesses in Anglophone Africa — R4 million
- Advice and assistance on tax matters — R1.8 million
- Other advice and assistance — R1.9 million

Ethics

Nampak has a written code of conduct with which all directors and employees are required to comply. The code requires all employees to act with honesty and integrity and to maintain the highest ethical standards.

Systems and procedures are in place to monitor and enforce the code and the directors believe that the requirements of the code have largely been met by all employees.

Social investment

A Corporate Social Investment Committee, comprising a number of directors and senior managers, has been established and it will oversee the allocation of 1% of the group's profit after tax to corporate social investment. The group has for many years provided assistance to those less fortunate and is presently involved in several projects to uplift the lives of the communities in which it operates. During the past year almost R6 million was spent directly and indirectly in key focus areas.

Education has been the main area of corporate social investment, accounting for approximately 80% of allocated funds. Higher level education has been the focus of support with special attention being given to technical education and bridging education. The group has also been involved in the provision of entrepreneurial training, which aims to assist those without employment to become self-employed in their own small enterprises. The group's bursary scheme, which is administered externally to ensure good governance, is available mainly to children of employees wishing to study further in disciplines required in the group. Currently 85 children are participants in the scheme.

During the year the Committee reviewed the corporate social investment strategy and agreed to focus expenditure in three principal areas, namely education, health and welfare and environment with programmes being specifically directed at the youth of the country.

In this regard the Committee has approved a project to "adopt" three schools where the group can assist in the upgrading of tuition and facilities. It is anticipated that this project will continue for two to three years to ensure meaningful progress.

Corporate Governance *(continued)*

In the past financial year a further R1.25 million was contributed to the Business Trust, bringing support to date to over R5 million. The Business Trust is involved in projects that support education and tourism. Nampak is also a member of the National Business Initiative which contributes to skills development, employment creation and service and infrastructure delivery initiatives on a national level.

During the past financial year Nampak committed itself to providing R5 million over the next two years to the Nelson Mandela Foundation for the building of two schools, with construction of the first school well under way.

Nampak supports a variety of charity and service organisations, especially hospices where there is a particular need to provide care to those afflicted by HIV/AIDS. Nampak Tissue commenced a project to provide disposable diapers to babies affected by HIV/AIDS and this will continue on a larger scale in the year ahead.

For several years Nampak has contributed to Business Against Crime in South Africa and during the year funding was provided for the construction of a "Victim Support Information Centre and Place of Safety" at a police station close to Nampak operations in Gauteng. This facility will enable victims of violence to be attended to in a confidential manner.

HIV/AIDS programme

During the past financial year Nampak commissioned a pilot study in the worst affected area of the country, KwaZulu-Natal. The results of this study were used to establish a comprehensive programme for the group's operations in South Africa.

The programme focuses on awareness and prevention strategies. To this end, 120 Peer Educators have volunteered to train other employees in KwaZulu-Natal. Employees are also encouraged to undergo Voluntary Counselling and Testing (VCT) in the occupational health clinics at the company's operations. All the occupational health nurses have received advanced training in pre- and post-test counselling.

Employees who test positive are placed on a Wellness programme, supplemented by prophylactic treatment and immune boosters. Medical aid members are referred to the AIDS management programmes which are linked to the various medical aid schemes within the company.

Complete confidentiality is maintained for all employees and management has access only to the statistics after testing.

Safety, health and environment

Nampak accepts its responsibility to its employees and the community in which it operates in matters relating to the environment, health and safety. Activities are conducted in compliance with applicable laws and regulations and the group is committed to international best practices.

Operations in all jurisdictions within the group meet appropriate levels of health, safety and quality management systems through the application of occupational safety and ISO standards. In the food sectors additional focus is placed on achieving specific food grade standards set by industry. In South Africa, a significant number of the operations have received NOSA accreditation.

M.Y. Healthcare holds the highest accreditations available for a pharmaceutical supplier in the United Kingdom.

During the later part of the 1990s, external consultants assisted the group with environmental assessments of the manufacturing processes in all the local operations. The assessments reflected that most operations have a limited impact on the environment and that controls were in place to manage any environmental hazards.

Training forms an integral part of environmental hazard management as many of the issues are easily managed through discipline and housekeeping. The group regularly reviews the relevance of training material and conducts regular risk audits.

Continuous effort is placed on reduced use of raw materials, particularly water and energy that not only assists with environmental management, but also adds to the group's profitability.

Although one of the most complex environmental issues rests with glass manufacturing processes, the directors are pleased to report that the use of Sasol gas as an energy source has significantly improved the energy utilisation efficiencies at the plant as well as resulted in emissions of gases at a lower level than the minimum European standards.

Recycling

Significant investment in upgrading manufacturing equipment in the past has provided for greater use of recycled materials in manufacturing processes. The group now consumes approximately R700 million worth of recycled raw material in its products each year. This will increase as a result of the merger with Malbak.

Some of the recycling takes place internally. Nampak Paper Recycling collects and recycles in excess of 180 000 tonnes of paper a year, making this one of the top three consumers of recovered paper in the country. Although there is a broad spectrum of collectors, small entrepreneurs throughout Southern Africa are encouraged to recover paper to sell to the company. The group has seven paper machines producing paper and wadding from waste and once recycled, the material is either used in tissue products or as brown paper in the corrugated operations.

The group is also well positioned to face the challenges of sustainable development through capitalising on its current research capabilities, through innovation and through creating and supporting initiatives that encourage the re-use and recycling of packaging products.

Innovation is an integral part of the group's strategy that is encouraged in the divisions and is supported by the research and development division. Continued focus on reduction in the use of raw materials has, amongst other initiatives, resulted in a reduction in the weight of beverage cans by over 58% in the last 25 years. A similar trend exists in other beverage packaging products where PET and glass bottles have reduced by 31% and liquid packaging cartons by 28% in the last decade.

Early identification of opportunities in South Africa to collect and recycle packaging products also stand the group in good stead today. Education programmes always form an integral part of these initiatives, with particular focus on the youth in order to change poor behavioural patterns in respect of litter.

The first such example is Nampak's participation in the establishment of Collect-a-Can in 1976, a joint venture that continues today with Iscor. The company focuses on the collection of used beverage and metal cans for recycling. Collected materials are melted to produce metal alloy that in turn is used for lower grade steel products such as potjie pots. Industry collection rates in used beverage cans are currently amongst the best in the world, beating rates in the USA and Europe, at around 64% creating

Corporate Governance *(continued)*

employment to around 40 000 people, mostly in the informal sector.

In 1986, the Glass Recycling Association was formed by Nampak and Consol. There are 149 agents covering most Southern African countries that collect an estimated 102 300 tons of glass a year. All glass collected is recycled or used in secondary glass products.

Nampak Polycyclers, a wholly owned subsidiary, collects and recycles approximately 4 500 tons of used plastic crates and drums per annum as well as approximately 1 500 tons of used flexible packaging material that are converted into municipal refuse bins and buckets.

In the past year, support has been given to a new recycling initiative called South African Polyester Recyclers, where used PET bottles are crushed down into chips that are washed and then exported to Nigeria for use in polyester jerseys and duvets. Approximately 300 tons of used PET bottles is collected monthly.

The fragmented nature of the plastics industry and the wide variety of products manufactured adds complexity to collection and recycling initiatives. The group supports the Plastics Federation in its environmental initiatives and actively pursues avenues to create further collection and recycling activities. A recent agreement between government, labour, industry and the major retailers has ensured the future sustainability of the plastic shopping carrier bag industry in South Africa. The essence of the agreement provides for manufacturers to charge a levy to retailers who in turn will charge consumers for plastic shopping carrier bags. This levy will be paid into a Section 21 company that will use the funds to reduce the visible litter currently being created. It is hoped that if consumers are required to pay for the product, they will re-use then return the product for recycling in future.

As part of the corporate social investment initiative, the group will identify projects that create small business opportunities and new markets for recycled materials.

Human resources

As the group expands internationally, increasing focus has been placed on the identification, development and retention strategies for leadership and specialist talent. Succession planning reviews take place half yearly and the executive committees consider employees who have potential, who can contribute on an international basis and who can establish Nampak's approach to business in the various jurisdictions. Management training programmes are reviewed regularly to ensure that they are aligned with the group's strategies. Delegates from all countries network at the sessions and through group projects.

An international approach to various human resource policy issues that affect equity between employees is encouraged. Consistent strategies are implemented across the group where there is a strategic business requirement and firm policy is established to ensure legal compliance in each country.

Nampak's commitment to employment equity continued and reports have been submitted timeously to the Department of Labour. Divisional managing directors are responsible for ensuring that employment equity strategies are implemented through various employment equity committees in all the group's operations. Employment equity targets are linked directly to the senior management incentive scheme.

As a proportion of the group's management category African managers represent 17.7% against a target of 20%, whereas managers from all previously disadvantaged groups represent 46% of all managers against a target of 35%.

The group's staff complement in the management and skill band, as reflected in the group's latest reports to the Director-General of Labour as at 31 July 2002 is as follows:

	Male				Female			
Occ level	**African**	**Coloured**	**Asian**	**White**	**African**	**Coloured**	**Asian**	**White**
Management	183	66	104	760	42	6	22	160
Skilled	1 173	585	530	957	103	134	65	386

Note: Disabled employees – 54

Note: 800 employees attended occupational training during October 2001 to September 2002:

African	Coloured	Asian	White	Total
332	131	128	209	800

Nampak continued with its employee development programmes and invested significantly in this important area. A highlight of these programmes is the Graduate Development Programme which has seen 22 young people being recruited into the group for a maximum of 24 months, whilst being groomed for future leadership roles. As 85% of the Graduate Development Programme recruits are from previously disadvantaged backgrounds, this programme is well placed to support other group initiatives like employment equity.

The group's skills development programme continues with some success. This year a refund of over R6 million was received from the Department of Labour as a proportion of the skills development levy.

The group has a variety of participative structures, at various levels, for handling issues which affect employees directly and materially. These include collective bargaining mechanisms, structures to drive the World Class Manufacturing and Service programme, safety committees and other participative forums. These structures, which have been set up with trade unions and other employee representatives, are designed to achieve good employer/employee relations through effective sharing of relevant information, the identification and resolution of conflict and consultation by management with the workforce about decisions that materially and directly affect employees, except where this is prohibited by law or regulation or would adversely affect the well-being of the company.

Price sensitive information

In accordance with the JSE Securities Exchange South Africa's guidelines on price-sensitive information, the company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. Only the chairman, the group managing director and the group financial director may discuss matters which may involve price-sensitive information with third parties. The company follows a 'closed period' principle, during which period employees and directors are prohibited from dealing with the company's shares.

The usual closed periods endure from approximately the middle of March until the publication in May of the interim results for the six-month period ended 31 March and from approximately the middle of September until the publication in November of the financial results for the year ended 30 September. Additional periods may be declared 'closed' from time to time if circumstances warrant this action.

Corporate Governance *(continued)*

Attendance at board and committee meetings during the year ended 30 September 2002

	Board		Audit Committee		Remuneration and Nomination Committee	
	A	B	A	B	A	B
G E Bortolan	6	6				
P L Campbell	6	6	2	2		
B P Connellan	6	6	2	2	2	2
N Cumming	6	6				
P A de Weerdt (alt)	6	6				
T Evans	6	6				
D A Hawton	6	5			2	2
M M Katz	6	4	2	2	2	1
A S Lang	6	5				
A M Marthinusen	6	6				
C J Miller (alt)	1	1				
K M Mokoape	6	5				
J A Monks	1	1				
A D S Morais (alt)	6	6				
M L Ndlovu	6	4				
J W C Sayers	6	6				
R G Tomlinson	6	6				
M H Visser	1	1				
R A Williams	6	6	2	2		

Column A: Indicates the number of meetings held during the period the director was a member of the board and/or committee

Column B: Indicates the number of meetings attended during the period the director was a member of the board and/or committee

Remuneration Report

This report on remuneration and related matters covers issues dealt with by the Remuneration and Nominations Committee. Further details on the committee are included on page 36 of this report.

Remuneration philosophy

The remuneration philosophy is formulated to support the business need to attract and retain the correct calibre of executives and to create a climate that recognises superior individual and team performance in the best interest of shareholders. The attraction and retention of talent requires remuneration structures that are fair, transparent and competitive when benchmarked against appropriate market survey data and practices. Incentive bonus schemes and share options align executive remuneration to growth in shareholder wealth and are designed to encourage consistent superior growth in earnings through the achievement of demanding performance criteria. The group places a higher than average weighting within the overall remuneration structure on the self funding incentive bonus scheme element in order to support the business need for a performance driven culture.

The group provides retirement, appropriate healthcare and assured benefits which form an integral part of remuneration structures in line with market trends in the jurisdiction where principle duties are performed.

Executive directors' remuneration

Executive remuneration for the period under review comprised of three main elements namely guaranteed package, incentive bonus scheme and share options.

Guaranteed package

The board has provided the committee with the authority to pay a guaranteed package that is sufficient to attract and retain the correct levels of talent for the company. Guaranteed packages include guaranteed cash and the value of benefit contributions. These are benchmarked annually against similar industries taking into account size and complexity for each of the executive positions in the jurisdiction for which they are predominately responsible thereby providing the committee with adequate background to make informed decisions. In assessing discretionary annual increases, the committee takes into account individual performance and succession planning.

Certain executives are responsible for operational activities offshore and are contracted and paid remuneration by those structures. The nature and quantum of this remuneration is taken into account when determining the guaranteed packages. The amounts paid are reflected separately in tables 1(a) and 1(b). As the group becomes increasingly global, new strategies for recognizing the value of the executives' international contribution will be considered.

The committee is satisfied that fair and transparent remuneration practices are followed and that executives are appropriately remunerated in terms of their individual performance and in line with the current market practices.

The guaranteed packages earned by the executives are reflected in table 1(a) on page 46 of this report and are split between a basic cash component, the value of other benefits and the value of the company contributions to retirement schemes.

Remuneration Report *(continued)*

Annual incentive bonus

A significant portion of executives' earnings is provided in the form of an annual cash incentive award that is designed to motivate the executives to deliver consistent and challenging financial growth for shareholders over the short term. The committee reviews the incentive bonus scheme design including the financial targets at the commencement of the financial year for the executives and senior managers in the company to ensure fairness to employees and shareholders and alignment with strategic business initiatives after consultation with the executive chairman and group managing director. The committee also authorises any payment under the scheme for the executives annually. The committee retains the discretion to recognize exceptional individual performance in special circumstances.

During the year under review the incentive bonus target for executives performing a group function was primarily based on the achievement of attributable earnings, whilst the targets for operational executives were significantly weighted towards their own cluster operational profit performance. In all cases significant discounts could be applied to any bonus earned for non-achievement of specific financial targets and employment equity targets. Where appropriate, and specifically for staff functions, a small proportion of the maximum potential incentive was linked to individual performance targets.

The detailed remuneration of executives outlined in table 1(a) below reflects the actual incentive that will be earned by the executives for the financial period 1 October 2001 to 30 September 2002.

Table 1(a): Executive directors' remuneration 2002

Name	Guaranteed package (Rand)	Payments by offshore companies Note 1 (Rand)	Company contributions to retirement (Rand)	Value of other benefits Note 2 (Rand)	Incentive bonus Note 3 (Rand)	Total remuneration 2002 (Rand)
G E Bortolan	1 645 347	427 986	194 053	105 992	1 500 000	**3 873 378**
N Cumming	1 188 555	194 474	138 945	85 166	950 000	**2 557 140**
P A de Weerdt	1 141 437	—	133 563	68 659	765 000	**2 108 659**
G V D Duffey*	540 303	—	20 453	364 833	—	**925 589**
T Evans	2 452 692	620 023	279 063	150 645	2 100 000	**5 602 423**
A S Lang	1 431 239	—	168 761	18 700	1 100 000	**2 718 700**
A M Marthinusen	1 320 670	—	154 331	74 479	950 000	**2 499 480**
C J Miller**	137 991	—	24 220	—	101 516	**263 727**
J A Monks**	—	342 883	298 107	—	95 539	**736 529**
A D S Morais	1 141 360	—	133 640	62 331	765 000	**2 102 331**
J W C Sayers	1 204 463	313 006	140 781	75 784	1 000 000	**2 734 034**
R G Tomlinson	1 252 560	—	147 440	56 638	400 000	**1 856 638**

**Retired 22 January 2002*
***Appointed 26 August 2002*

Table 1(b): Executive directors' remuneration 2001

Name	Guaranteed package (Rand)	Payments by offshore companies Note 1 (Rand)	Company contributions to retirement (Rand)	Value of other benefits Note 2 (Rand)	Incentive bonus Note 3 (Rand)	Total remuneration 2001 (Rand)
G E Bortolan	1 586 440	49 908	186 108	121 124	500 000	2 443 580
N Cumming	940 775	204 578	108 958	96 014	280 000	1 630 325
P A de Weerdt	978 672	—	113 144	78 643	150 000	1 320 459
G V D Duffey	976 335	—	108 745	13 500	185 000	1 283 580
T Evans	2 057 189	282 497	235 409	173 389	750 000	3 498 484
A S Lang	1 273 536	—	150 092	165 764	200 000	1 789 392
A M Marthinusen	1 214 775	—	141 649	84 614	170 000	1 611 038
A D S Morais	1 003 358	—	117 358	68 859	150 000	1 339 575
J W C Sayers	1 134 928	175 059	131 935	65 437	185 000	1 692 359
R G Tomlinson	1 098 431	—	129 197	13 500	350 000	1 591 128
S C Ngidi*	554 183	—	55 486	7 876	—	617 545

**Resigned 30 April 2001*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rands at the average annual exchange rate

Note 2: Other benefits comprise the value of low interest loans, comprehensive insurance on company vehicles, accommodation and retirement gratuity (where applicable)

Note 3: The incentive bonuses are accounted for on an accrued basis to match the amount payable to the applicable financial year-end

Share Option Scheme

Shareholders have set aside 57 620 030 shares that may be allocated to executives and employees in terms of the Nampak 1985 Share Option Scheme ("the Option Scheme"). As at 30 September 2002, 55 647 350 share options had been issued. The committee approves the issue of all share option allocations within the company, generally on an annual basis. The maximum potential value of share options that may be allocated to executives over a rolling ten year period is benchmarked against market practices. Share options are not issued to non-executive directors.

The Option Scheme is designed to attract and retain talent and aligns executive wealth creation directly to that of shareholders over the medium to long term. As with guaranteed packages, the committee takes into account individual performance and succession planning.

The actual share options issued and the gains on the options exercised for the financial period under review for the executive directors are indicated in table 2(a).

Remuneration Report *(continued)*

Table 2(a): Executive directors' share options 2002

Name	Balance at 1/10/01	Options granted during the year				Options exercised during the year	Gains on options exercised (Rand)	Exercise prices (cents)	Date exercised	Balance at 30/09/02
		Number granted	Price (cents)	Date of grant	Expiry date					
G E Bortolan	377 600	400 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		200 000	1 326	25/07/02	25/07/12	—	—	—	—	**977 600**
N Cumming	211 900	250 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		80 000	1 326	25/07/02	25/07/12	—	—	—	—	**541 900**
P A de Weerdt	171 100	250 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		30 000	1 326	25/07/02	25/07/12	—	—	—	—	**451 100**
T Evans	619 100	500 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		241 800	1 326	25/07/02	25/07/12	—	—	—	—	**1 360 900**
A S Lang	202 600	250 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		80 000	1 326	25/07/02	25/07/12	—	—	—	—	**532 600**
A M Marthinusen	226 000	250 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		60 000	1 326	25/07/02	25/07/12	—	—	—	—	**536 000**
C J Miller*	—	—	—	—	—	—	—	—	—	—
J A Monks*	—	—	—	—	—	—	—	—	—	—
A D S Morais	205 300	250 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		30 000	1 326	25/07/02	25/07/12	—	—	—	—	**485 300**
J W C Sayers	269 200	250 000	1 060	14/12/01	14/12/11	39 000	101 400	1 325	03/09/02	—
		60 000	1 326	25/07/02	25/07/12	—	—	—	—	**540 200**
R G Tomlinson	246 900	150 000	1 060	14/12/01	14/12/11	—	—	—	—	—
		60 000	1 326	25/07/02	25/07/12	—	—	—	—	**456 900**
P L Campbell**	71 800	—	—	—	—	21 800	122 080	1 345	25/07/02	**50 000**

**Appointed 26 August 2002*

***Share options issued prior to appointment as non-executive director*

Table 2(b): Executive directors' share options 2001

Name	Balance at 1/10/00	Options granted during the year				Options exercised during the year	Gains on options exercised (Rand)	Exercise prices (cents)	Date exercised	Balance at 30/09/01
		Number granted	Price (cents)	Date of grant	Expiry date					
G E Bortolan	162 600	215 000	1 050	01/12/00	01/12/10	—	—	—	—	377 600
N Cumming	111 900	100 000	1 050	01/12/00	01/12/10	—	—	—	—	211 900
P A de Weerdt	71 100	100 000	1 050	01/12/00	01/12/10	—	—	—	—	171 100
G V D Duffey	161 900	—	—	—	—	—	—	—	—	161 900
T Evans	369 100	250 000	1 050	01/12/00	01/12/10	—	—	—	—	619 100
A S Lang	102 600	100 000	1 050	01/12/00	01/12/10	—	—	—	—	202 600
A M Marthinusen	126 000	100 000	1 050	01/12/00	01/12/10	—	—	—	—	226 000
A D S Morais	105 300	100 000	1 050	01/12/00	01/12/10	—	—	—	—	205 300
J W C Sayers	119 200	150 000	1 050	01/12/00	01/12/10	—	—	—	—	269 200
R G Tomlinson	96 900	150 000	1 050	01/12/00	01/12/10	—	—	—	—	246 900
P L Campbell*	71 800	—	—	—	—	—	—	—	—	71 800

**Share options issued prior to appointment as non-executive director*

Participants in the Option Scheme may elect to receive a trust loan in terms of the Nampak 1979 Share Purchase Scheme ("the Purchase Scheme") from the share purchase trust to finance the exercise of share options. Table 3(a) reflects the movement in the trust loans during the financial period. The derived benefit of low interest loans granted under the Purchase Scheme is included in the value of other benefits in table 1(a). Further details of the share option scheme are included in page 56 of this report.

Table 3(a): Summary of executive directors' share dealings in shares acquired through the share purchase scheme 2002

Name	Balance at 1/10/01	Purchases	Sales	Balance at 30/09/02	Effective selling price of shares sold during year (Rand)	Total cost of shares sold during year (Rand)	Gain for the year (Rand)	Outstanding share trust loan balances at 30/09/02 (Rand)
G E Bortolan	167 600	—	80 000	**87 600**	1 290 900	305 150	985 750	**841 224**
N Cumming	164 200	—	47 700	**116 500**	551 885	138 940	412 945	**734 450**
P A de Weerdt	64 800	—	14 000	**50 800**	192 500	109 900	82 600	**478 367**
T Evans	334 100	—	107 500	**226 600**	1 424 375	190 383	1 233 992	**1 414 484**
A S Lang	244 100	—	—	**244 100**	—	—	—	**1 397 384**
A M Marthinusen	109 700	—	19 000	**90 700**	244 150	66 500	177 650	**614 573**
C J Miller	—	—	—	—	—	—	—	—
J A Monks	—	—	—	—	—	—	—	—
A D S Morais	67 500	—	—	**67 500**	—	—	—	**487 484**
J W C Sayers	60 000	—	20 000	**40 000**	295 000	149 000	146 000	**297 600**
R G Tomlinson	—	—	—	—	—	—	—	—

Remuneration Report *(continued)*

Table 3(b): Summary of executive directors' share dealings in shares acquired through the share purchase scheme 2001

Name	Balance at 1/10/00	Purchases	Sales	Balance at 30/09/01	Effective selling price of shares sold during year (Rand)	Total cost of shares sold during year (Rand)	Gain for the year (Rand)	Outstanding share trust loan balances at 30/09/01 (Rand)
G E Bortolan	167 600	—	—	167 600	—	—	—	950 984
N Cumming	164 200	—	—	164 200	—	—	—	734 450
P A de Weerdt	80 200	—	15 400	64 800	273 350	53 900	219 450	588 127
T Evans	334 100	—	—	334 100	—	—	—	1 414 484
A S Lang	328 700	—	84 600	244 100	1 112 300	209 650	902 650	1 397 384
A M Marthinusen	109 700	—	—	109 700	—	—	—	614 573
A D S Morais	67 500	—	—	67 500	—	—	—	487 484
J W C Sayers	60 000	—	—	60 000	—	—	—	446 400
R G Tomlinson	—	—	—	—	—	—	—	—
P L Campbell*	110 200	—	67 000	43 200	1 024 610	234 500	790 110	338 688

**Share acquired prior to appointment as non-executive director*

Service contracts

The following executive directors and alternate directors have fixed term contracts for periods which vary, the unexpired terms of which are between one year in each instance, but do not exceed three years:

G E Bortolan, N Cumming, P A de Weerdt, T Evans, A S Lang, A M Marthinusen, C J Miller, J A Monks, A D S Morais and J W C Sayers.

The contract periods are necessary to retain management skills and expertise of the persons concerned for the benefit of the company for periods commensurate with the expertise and age of the individual and the difficulty likely to be experienced in recruiting a replacement.

The notice period on all offshore contracts is one month to allow for changes to the operational activities of executives.

Non-executive directors' remuneration

Non-executive directors receive remuneration for their services based on their level of contribution, responsibility and workload for the committees on which they serve. The executive chairman recommends proposed fees to the board after consultation with an external consultant and consideration of comparable fee structures and market practices. Changes in fees are approved by shareholders in a general meeting.

The fees earned by the non-executive directors for the financial period under review are outlined in table 4(a).

Table 4(a): Non-executive directors' remuneration 2002

Name	Notes	Directors fees (Rand)	Committee fees (Rand)	Consulting services (Rand)	Total 2002 (Rand)
P L Campbell		50 000	40 000	—	**90 000**
B P Connellan		50 000	9 287	689 204	**748 491**
D E Cooper	1	22 222	24 535	—	**46 757**
D A Hawton		50 000	15 000	—	**65 000**
M M Katz	2	50 000	35 000	—	**85 000**
K M Mokoape		50 000	—	—	**50 000**
M L Ndlovu		50 000	—	—	**50 000**
M H Visser	3	4 891	—	—	**4 891**
R A Williams		50 000	20 000	—	**70 000**

1. Resigned 11 March 2002
2. Fees paid to Edward Nathan and Friedland
3. Appointed 26 August 2002

Table 4(b): Non-executive directors' remuneration 2001

Name	Notes	Directors fees (Rand)	Committee fees (Rand)	Consulting services (Rand)	Total 2001 (Rand)
P L Campbell		50 000	40 000		90 000
B P Connellan		12 500	—	1 338 658	1 351 158
D E Cooper		50 000	25 000	—	75 000
D A Hawton		50 000	15 000	—	65 000
M M Katz	1	50 000	35 000	—	85 000
K M Mokoape		50 000	—	—	50 000
M L Ndlovu		50 000	—	—	50 000
R A Williams		50 000	20 000	—	70 000

1. Fees paid to Edward Nathan and Friedland

Non-executive members of board committees

Group Audit Committee — P L Campbell *(Chairman)*, B P Connellan, M M Katz, R A Williams.

Group Nominations and Remuneration Committee — B P Connellan *(Chairman)*, D A Hawton, M M Katz, D E Cooper (resigned 11 March 2002).

Certificate by Secretary

I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act 61 of 1973 and that all such returns are true, correct and up to date.

N P O'Brien
Secretary

28 November 2002

Approval by the Directors

To the members of Nampak Limited

The directors of the company are responsible for the preparation and integrity of the annual financial statements and related financial information included in this report. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and incorporate full and responsible disclosure in line with the accounting philosophy of the group.

An audit committee, consisting of non-executive directors, meets periodically with the company's external auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors and are signed on its behalf by:

T Evans
Chairman

G E Bortolan
Group managing director

Sandton

28 November 2002

Report of the Independent Auditors

To the members of Nampak Limited

We have audited the annual financial statements and group annual financial statements set out on pages 55 to 98 for the year ended 30 September 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, these financial statements fairly present, in all material respects, the financial position of the company and the group at 30 September 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton
28 November 2002

Value Added Statement

for the year ended 30 September

	GROUP			
	2002		2001	
	R million	%	R million	%
Revenue	**13 684.7**		10 474.3	
Less: Paid and payable for raw materials, goods and services	**9 218.8**		7 022.4	
Value added	**4 465.9**		3 451.9	
Income from investments	**2.6**		2.5	
Total wealth created	**4 468.5**	100.0	3 454.4	100.0
Applied as follows:				
Employees' costs	**2 706.5**	60.6	2 199.1	63.7
Government (see below)	**447.8**	10.0	238.5	6.9
Providers of capital				
Net finance costs	**122.9**	2.8	71.0	2.0
Dividends to ordinary shareholders	**282.9**	6.3	91.7	2.6
Dividends to preference and outside shareholders	**25.5**	0.6	48.1	1.4
Reinvested for future growth				
Depreciation less surplus on disposal of property, plant and equipment	**523.9**	11.7	478.7	13.9
Deferred tax	**(14.6)**	(0.3)	6.9	0.2
Retained profit in holding, subsidiary and joint venture companies	**373.6**	8.3	320.4	9.3
Total value added	**4 468.5**	100.0	3 454.4	100.0

Dealings with governments

	2002	2001
Gross contribution to governments		
Company taxes	**366.8**	159.3
RSC levies	**20.9**	16.7
Rates and taxes	**40.0**	33.1
Customs and excise duty	**20.2**	29.4
	447.9	238.5
Deduct: cash grants and subsidies	**0.1**	—
Charged against group income	**447.8**	238.5
Collected on behalf of governments		
PAYE and other employee taxes	**684.7**	550.3
Value added tax (net)	**450.1**	311.0
Total collections	**1 134.8**	861.3

Directors' Report

Nature of business

Nampak Limited is listed on the JSE Securities Exchange South Africa in the sub-sector, Business Support Services under Cyclical Services.

It is the largest and most diversified packaging manufacturer in Africa, being able to offer its customers a total solution to their packaging requirements, produced from metal, paper, plastic and glass. It is also a major manufacturer and distributor of tissue products and holds a substantial share of the paper merchanting market. The group is actively engaged in the collection and recycling of all forms of used packaging.

NamITech, a subsidiary company operating in the security sector of the IT industry, provides secure business solutions to customers in the telecommunications and financial services industries and to large corporates.

Elsewhere on the African continent, Nampak has manufacturing operations in 10 countries, producing various forms of packaging from metal, paper and plastic.

In Europe, Nampak operates from 37 sites in 7 countries. In the United Kingdom it is the leading supplier of plastic bottles to the dairy industry and one of the leading manufacturers of folding cartons.

Nampak also exports to many countries world-wide.

Review of operations and results

The performance of the divisions and the group's results are comprehensively reviewed on pages 16 to 35 and 60 to 98.

Group structure

With the approval of Nampak Limited ("Nampak") shareholders and in terms of a scheme of arrangement proposed by Nampak between Malbak Limited ("Malbak") and its shareholders other than Kohler Packaging Limited ("the Scheme"), Malbak became a wholly-owned subsidiary of Nampak with effect from 7 August 2002. In terms of the Scheme, Malbak shareholders were entitled to 26.92 Nampak shares and R60 in cash for every 100 Malbak shares held. The total purchase consideration for Malbak, based on the issue of 130 314 486 Nampak ordinary shares at a price of R12.85 per share and cash of R290.4 million, amounted to R1 964 million.

During the year, Nampak acquired from Crown Cork & Seal the remaining 15% of the issued share capital in Nampak Metal Packaging Limited (formerly known as Crown Nampak (Pty) Ltd) for a cash consideration of R275 million. Interests in the following companies were acquired from Crown Cork & Seal for a total purchase price of R236 million:

Company	%
CarnaudMetalBox Kenya Ltd	100.0
CarnaudMetalBox Nigeria plc	56.91
CarnaudMetalBox Tanzania Ltd	100.0
CarnaudMetalBox (Zimbabwe) Ltd	100.0
Crown Cork Company Zimbabwe (Pvt) Ltd	100.0
Crown Cork Company (East Africa) Ltd	100.0

The acquisition of the entire issued share capital in Crown Cork Company (Zambia) Ltd is subject to Zambian regulatory approval.

Directors' Report *(continued)*

During the year, NamITech Holdings purchased a further 47% of the issued share capital in Integrated Card Technology (Pty) Ltd from Media 24 and Orga Kartensysteme GmbH for a consideration of R107 million. NamITech acquired the business of The South African Certification Agency ("SACA"), a VeriSign affiliate, for a consideration of R3.5 million effective from 1 November 2001. VeriSign is the world's largest provider of internet trust services.

Certain group properties surplus to requirements were sold during the period under review for a total consideration of R44.7 million.

With effect from 1 October 2001, Consolidated Corrugated Containers (Pty) Limited sold its assets to Houers Koöperatief Beperk in exchange for membership in that co-operative.

Subsequent to 30 September 2002, the following events took place:

The issued share capital of Gallagher Printers Limited, based in the Republic of Ireland, was acquired by M.Y. Holdings plc. effective from 1 October 2002 for a consideration of R38 million. Gallagher is a niche business specialising in cartons, leaflets and commercial printing for the healthcare industry.

Agreement has been reached by Kohler Packaging Limited to sell the Bubblepack machine in accordance with the requirements of the Competition authorities.

The shareholders of NamITech Holdings Limited have concluded an agreement to sell 28% of its issued share capital to an empowerment partner, Pamodzi Investment Holdings.

Share capital

Details of the authorised and issued share capital are given in note 11 to the financial statements.

During the year the authorised ordinary share capital was increased from R30 million to R35 million by the creation of an additional 100 million ordinary shares of 5 cents each and the issued ordinary share capital was increased as follows:

	Ordinary shares of 5 cents each
Issued at 30 September 2001	509 406 100
Shares allotted to shareholders of Malbak Limited in terms of a scheme of arrangement proposed by Nampak between Malbak and its shareholders other than Kohler Packaging Limited	130 314 486
Shares allotted to directors other than employees in terms of the Nampak 1985 Share Option Scheme	60 800
Shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme	396 700
Issued at 30 September 2002	640 178 086

There were no changes to the issued 6.5% and 6% preference share capitals.

Share Option scheme

There is a share option scheme, the Nampak 1985 Share Option Scheme ("the Option Scheme"). Participants in the option scheme may elect to receive loans from the Nampak 1979 Share Purchase Scheme to finance the exercise of share options.

A total of 457 500 ordinary shares were allotted during the year consequent upon the exercise of options.

The relevant particulars of the schemes are set out below:

	Ordinary shares	
	2002	2001
Unallocated shares set aside for utilisation at the commencement of the financial year	**17 410 580**	20 596 880
Shares in respect of which options were granted	**8 131 800**	3 875 000
Options forfeited as a result of resignations	**279 100**	688 700
Available for utilisation at the end of the financial year	**9 557 880**	17 410 580
Status of schemes at the end of the financial year		
– **Purchase Scheme**		
Shares held for participants	**1 131 700**	1 533 100
Number of participants	**47**	53
Shares held by The Nampak 1979 Share Purchase Trust	**57 000**	57 000
– **Option Scheme**		
Shares in respect of which options are outstanding: these are exercisable over periods between 1 October 2002 and 25 July 2012 at varying option prices, the weighted average price of which is 1 112 cents:		
Directors	**5 932 500**	2 601 500
Other employees and retirees	**12 457 000**	8 392 800
Total	**18 389 500**	10 994 300
Number of participants	**261**	254

The approval of shareholders for the allotment and issue of shares in respect of options granted during the financial year ended 30 September 2002, to directors and alternate directors, when the options are exercised, will be sought at the forthcoming annual general meeting.

Directors' Report *(continued)*

Dividends

Details of dividends dealt with in the financial statements are shown below:

Class of share	Dividend no.	Cents per share	Declaration date	Last date to trade	Payment date
6% cumulative preference	66	6.00	14/12/01	25/01/02	04/02/02
	67	6.00	20/06/02	19/07/02	29/07/02
6.5% cumulative preference	66	6.50	14/12/01	25/01/02	04/02/02
	67	6.50	20/06/02	19/07/02	29/07/02
Ordinary	67	19.6	17/05/02	28/06/02	08/07/02
	68	41.0	28/11/02	03/01/03	13/01/03

The important dates pertaining to Final ordinary dividend number 68 are:

Last day to trade "cum" the dividend	Friday, 3 January 2003
Shares trade "ex dividend"	Monday, 6 January 2003
Record date	Friday, 10 January 2003
Payment date	Monday, 13 January 2003

Ordinary share certificates may not be dematerialised or re-materialised between Monday 6 January 2003 and Friday 10 January 2003, both dates inclusive.

Directors and secretary

The names of the directors and secretary in office at the date of this report are set out on pages 101 to 103.

Messrs J A Monks (executive) and M H Visser (non-executive) were appointed directors on 26 August 2002 and in terms of the company's articles of association, confirmation of these appointments will be sought at the forthcoming annual general meeting.

Mr C J Miller was appointed an alternate director on 26 August 2002.

In terms of the company's articles of association, Messrs P L Campbell, B P Connellan, A S Lang, N Cumming and R G Tomlinson retire by rotation but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Messrs P L Campbell and B P Connellan do not have service contracts as non-executive directors. The undermentioned directors' service contracts will expire on the dates indicated:

N Cumming	30 September 2003
A S Lang	31 August 2004
C J Miller	30 September 2003

Mr J A Monks' service contract operates on a 24 month rolling notice period and Mr R G Tomlinson's service contract makes provision for termination of services on a monthly basis.

Mr G V D Duffey retired as a director on 22 January 2002 and Mr D E Cooper resigned as a director on 11 March 2002.

Interests of directors

The total direct and indirect beneficial and non-beneficial interests of the directors of Nampak Limited in the issued share capital of the company as at 30 September 2002 are shown below:

	Ordinary shares		**Options to purchase ordinary shares***			
	2002	2001	**2002**	**Weighted average price (cents)**	2001	Weighted average price (cents)
Beneficial interests						
G E Bortolan	**88 800**	168 800	**977 600**	**1 112**	377 600	1 055
P L Campbell	**165 198**	185 198	**50 000**	**1 500**	71 800	1 283
B P Connellan	**44 235**	44 235	**—**	**—**	—	—
N Cumming	**116 500**	164 200	**541 900**	**1 100**	211 900	1 062
P A de Weerdt	**50 800**	64 800	**451 100**	**1 102**	171 100	1 123
T Evans	**226 600**	334 100	**1 360 900**	**1 086**	619 100	1 013
D A Hawton	**3 000**	3 000	**—**	**—**	—	—
A S Lang	**244 346**	244 346	**532 600**	**1 134**	202 600	1 149
A M Marthinusen	**90 700**	109 700	**536 000**	**1 096**	226 000	1 075
C J Miller	**102 715**	—	**—**	**—**	—	—
A D S Morais	**67 500**	67 500	**485 300**	**1 071**	205 300	1 048
J W C Sayers	**40 000**	60 000	**540 200**	**929**	269 200	1 208
R G Tomlinson	**—**	—	**456 900**	**1 055**	246 900	987
R A Williams	**170 997**	170 997	**—**	**—**	—	—
Non-beneficial interests	**16**	16				

**In terms of the Option Scheme*

Special resolutions

Special resolutions were passed by shareholders of the following subsidiary companies during the year under review:

Special resolutions to adopt new articles of association

Consolidated Corrugated Containers (Pty) Limited

NamITech Holdings Limited

NamITech Limited

Special resolution to change company name

From Crown Nampak (Pty) Limited to **Nampak Metal Packaging Limited**

Special resolution to convert share capital

Consolidated Corrugated Containers (Pty) Limited

Special resolutions to convert private companies to public companies

NamITech Holdings Limited

NamITech Limited

Nampak Metal Packaging Limited

Retirement funds

Details of retirement funds are reflected in note 2 to the financial statements.

Balance Sheets

as at 30 September

	Notes	GROUP 2002 R million	GROUP 2001 R million	COMPANY 2002 R million	COMPANY 2001 R million
Assets					
Non-current assets					
Property, plant and equipment	5	**5 075.8**	3 045.8	**—**	—
Goodwill	6	**1 231.4**	40.5	**—**	—
Negative goodwill	6	**(85.8)**	(69.7)	**—**	—
Intangible assets	6	**0.2**	—	**—**	—
Investments	7	**80.5**	19.1	**12.1**	15.8
Investment in subsidiaries and joint ventures	8	**69.9**	108.6	**3 111.4**	865.2
Long-term retirement benefit surplus	2	**190.4**	176.4	**—**	—
Deferred tax assets	15	**37.0**	7.8	**—**	—
		6 599.4	3 328.5	**3 123.5**	881.0
Current assets					
Inventories	9	**2 142.7**	1 236.1	**—**	—
Trade and other receivables	10	**3 115.6**	1 862.6	**—**	—
Tax assets		**37.9**	69.9	**0.9**	0.3
Subsidiary companies		**0.8**	13.1	**237.3**	237.3
Bank balances, deposits and cash		**1 613.6**	1 011.1	**0.3**	0.4
		6 910.6	4 192.8	**238.5**	238.0
Total assets		**13 510.0**	7 521.3	**3 362.0**	1 119.0
Equity and liabilities					
Capital and reserves					
Share capital	11	**33.0**	26.5	**33.0**	26.5
Share premium	11	**1 998.4**	331.1	**1 998.4**	331.1
Non-distributable reserves	12	**185.0**	48.7	**—**	—
Accumulated profits	13	**2 598.4**	2 221.3	**306.6**	269.3
		4 814.8	2 627.6	**2 338.0**	626.9
Minority interest		**100.7**	239.9	**—**	—
Non-current liabilities					
Interest bearing debt	14	**1 879.1**	1 365.4	**—**	—
Long-term retirement benefit obligation	2	**254.9**	46.4	**—**	—
Deferred tax liabilities	15	**421.2**	339.4	**—**	—
		2 555.2	1 751.2	**—**	—
Current liabilities					
Trade and other payables	16	**3 719.9**	2 189.1	**1.3**	1.0
Interest bearing debt	14	**1 897.3**	606.2	**—**	—
Provisions	17	**200.9**	40.3	**—**	—
Subsidiary companies				**1 022.7**	491.1
Tax liabilities		**221.2**	67.0	**—**	—
		6 039.3	2 902.6	**1 024.0**	492.1
Total equity and liabilities		**13 510.0**	7 521.3	**3 362.0**	1 119.0

Income Statements

for the year ended 30 September

		GROUP		COMPANY	
		2002	2001	**2002**	2001
	Notes	**R million**	R million	**R million**	R million
Revenue	18	**13 684.7**	10 474.3	—	—
Selling expenses		**270.1**	182.4	—	—
Distribution costs		**513.0**	400.4	—	—
Raw materials		**6 853.8**	5 298.3	—	—
Gross profit		**6 047.8**	4 593.2	—	—
Employee costs		**2 706.5**	2 199.1	—	—
Depreciation and other amortisation expenses		**570.4**	474.0	—	—
Other operating expenses		**1 706.4**	1 278.0	**3.0**	2.1
Other operating income		**(191.6)**	(211.1)	—	—
Profit/(loss) before abnormal items	19	**1 256.1**	853.2	**(3.0)**	(2.1)
Abnormal items	20	**97.8**	158.2	—	—
Profit/(loss) from operations		**1 158.3**	695.0	**(3.0)**	(2.1)
Net finance (costs)/income	21	**(122.9)**	(71.0)	**0.1**	0.1
Income from investments	22	**2.6**	2.5	**321.1**	83.5
Profit before tax		**1 038.0**	626.5	**318.2**	81.5
Income tax	23	**352.2**	166.2	**0.1**	(7.5)
Profit after tax		**685.8**	460.3	**318.1**	89.0
Minority interest		**28.7**	41.0		
Net profit for the year		**657.1**	419.3	**318.1**	89.0
Basic earnings per share (cents)	24	**123.7**	82.3		
Fully diluted earnings per share (cents)	24	**122.9**	82.3		
Headline earnings per share (cents)	24	**138.6**	87.6		
Fully diluted headline earnings per share (cents)	24	**137.7**	87.6		
Dividends per share (cents)	25	**60.6**	53.3		
Cash dividends per share (cents)		**55.1**	53.3		

Statements of Changes in Equity

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
Equity at beginning of year	**2 627.6**	2 436.0	**626.9**	628.2
Change in accounting policies		(166.1)		—
Changes in capital	**1 673.8**	0.5	**1 673.8**	0.5
Share capital – new issue	**6.5**	—	**6.5**	—
Share premium – share option scheme	**3.8**	—	**3.8**	—
– new issue	**1 668.0**	0.5	**1 668.0**	0.5
– share issue expenses	**(4.5)**	—	**(4.5)**	—
Changes in non-distributable reserves	**136.3**	38.2		
Increase in foreign currency translation reserve	**136.3**	38.2		
Changes in accumulated profits	**377.1**	319.0	**37.3**	(1.8)
Goodwill reversal/(written off)	**6.2**	(0.7)		
Subsidiaries not previously consolidated	**(3.2)**	(7.8)		
Net profit for the year	**657.1**	419.3	**318.1**	89.0
Preference shares – dividends	**(0.1)**	(0.1)	**(0.1)**	(0.1)
Ordinary shares – dividends	**(282.9)**	(91.7)	**(280.7)**	(90.7)
Equity at end of year	**4 814.8**	2 627.6	**2 338.0**	626.9

Cash Flow Statements

for the year ended 30 September

	Notes	GROUP 2002 R million	GROUP 2001 R million	COMPANY 2002 R million	COMPANY 2001 R million
Cash flows from operating activities					
Cash generated from operations	29.1	**1 766.5**	1 067.8	**528.9**	267.4
Investment income		**2.6**	2.5	**321.1**	83.5
Interest received		**160.8**	101.0	**0.1**	0.1
Interest paid		**(283.7)**	(172.0)	**—**	—
Dividends paid		**(308.8)**	(318.3)	**(280.8)**	(271.6)
Tax paid		**(299.0)**	(299.2)	**(0.8)**	(9.9)
Retirement benefit contributions		**(14.0)**	(37.5)	**—**	—
Net cash inflow from operating activities		**1 024.4**	344.3	**568.5**	69.5
Cash flows from investing activities					
Replacement capital expenditure		**(392.7)**	(245.5)	**—**	—
Expansion capital expenditure		**(391.7)**	(145.1)	**—**	—
Acquisition of businesses	29.2	**(287.3)**	(35.0)	**—**	—
Increase in investment in subsidiaries				**(575.6)**	(70.5)
New investments		**(42.7)**	(3.5)	**—**	—
Proceeds on realisation of investments		**15.0**	7.2	**3.2**	0.6
Proceeds on the sale of property, plant and equipment		**160.0**	69.6	**—**	—
Net cash outflow from investing activities		**(939.4)**	(352.3)	**(572.4)**	(69.9)
Cash flows from financing activities					
Interest bearing debt raised		**13.6**	—	**—**	—
Interest bearing debt repaid		**(480.8)**	(201.4)	**—**	—
Capital proceeds from issue of shares		**3.8**	0.5	**3.8**	0.5
Net cash (outflow)/inflow from financing activities		**(463.4)**	(200.9)	**3.8**	0.5
Net (decrease)/increase in cash and cash equivalents		**(378.4)**	(208.9)	**(0.1)**	0.1
Cash and cash equivalents at beginning of year		**408.3**	596.8	**0.4**	0.3
Translation of cash in foreign subsidiaries		**92.0**	20.4		
Cash and cash equivalents at end of year	29.4	**121.9**	408.3	**0.3**	0.4

Six Year Financial Review

for the year ended 30 September

		2002	2001	2000	1999	1998	1997
Statistics							
Earnings and dividends data							
Weighted average number of ordinary shares in issue	'000	**531 237**	509 361	509 050	508 756	508 167	506 631
Headline earnings per ordinary share	cents	**138.6**	87.6	121.1	117.6	97.5	99.8
– Change over previous year	%	**58**	(28)	3	21	(2)	5
– 5-year compound annual growth rate	%	**7**	(2)	8	12	7	27
Earnings per ordinary share	cents	**123.7**	82.3	121.7	118.1	98.3	101.3
– Change over previous year	%	**50**	(32)	3	20	(3)	6
– 5-year compound annual growth rate	%	**4**	(3)	8	7	7	28
Cash dividends per ordinary share*	cents	**55.1**	53.3	53.3	51.0	43.6	41.5
– Change over previous year	%	**3**	0	5	17	5	4
– 5-year compound annual growth rate	%	**6**	6	9	8	12	15
Dividend cover	times	**2.2**	1.5	2.3	2.4	2.3	2.4

**Dividend cover for 2002 and 2001 has been calculated on a cash basis. Prior years have not been restated.*

		2002	2001	2000	1999	1998	1997
Financial data							
Profit attributable to ordinary shareholders as a percentage of ordinary shareholders' interest	%	**17**	15	25	21	17	21
Return on total assets	%	**13**	11	17	18	17	20
Total asset turn	times	**1.5**	1.7	1.8	1.5	1.5	1.7
Liabilities: shareholders' fund	:1	**2.21**	1.68	1.61	0.65	0.56	0.54
Borrowings: shareholders' fund	:1	**0.97**	0.71	0.55	0.08	0.06	0.07
Interest cover	times	**9**	10	19	N/A	N/A	24
Effective rate of tax	%	**33.9**	26.5	24.4	27.1	37.5	35.5
Number of ordinary shares in issue	'000	**640 178**	509 406	509 350	508 811	508 731	507 191
Net asset value per ordinary share	cents	**752**	516	478	587	548	486
– Change over previous year	%	**46**	8	(19)	7	13	14
Cash flow	R million						
– Cash generated from operations		**1 766.5**	1 067.8	1 118.5	955.1	1 157.7	1 208.0
– Cash inflow from operating activities		**1 024.4**	344.3	626.8	599.0	682.4	728.1
– additions to property, plant and equipment		**(784.4)**	(390.6)	(413.6)	(203.8)	(379.7)	(319.3)
– net (decrease)/increase in cash		**(378.4)**	(208.9)	(32.3)	279.7	226.6	336.8
Earnings before interest, tax, depreciation and amortisation	R million	**1 728.7**	1 169.0	1 307.8	1 119.5	1 050.8	1 087.4
Employee data							
Permanent employees		**18 062**	13 376	14 765	15 345	15 281	16 361
Weighted number of permanent employees	*	**14 096**	—	—	—	—	—
Revenue per employee	R'000	**971**	783	652	518	482	432
Wealth created per employee	R'000	**317**	258	229	181	169	156
Employment cost per employee	R'000	**192**	164	136	105	97	86
Productivity per employee	Index	**141**	142	130	109	107	100

**Number of employees relating to acquisitions have been weighted for 2002 in relation to their respective effective dates. Employee calculations for 2002 have been based on this weighted number of employees.*

		2002	2001	2000	1999	1998	1997
Inflation adjusted information							
CPI index (base 1997 = 100)		**151.9**	139.4	135.0	126.0	117.1	100
Deflation factor (base 1997 = 100)		**65.8**	71.7	74.1	79.4	85.4	100
Headline earnings per share (cents)							
– Historical		**138.6**	87.6	121.1	117.6	97.5	99.8
– Deflated	†	**91.2**	62.8	89.7	93.3	83.3	99.8
Cash dividends per share (cents)							
– Historical		**55.1**	53.3	53.3	51.0	43.6	41.5
– Deflated	†	**36.3**	38.2	39.5	40.5	37.2	41.5
Total assets (Rm)							
– Historical		**13 319.6**	7 344.9	6 925.0	5 518.8	4 822.3	4 302.2
– Deflated	†	**8 766.2**	5 268.9	5 129.6	4 380.0	4 118.1	4 302.2

†Historical statistics adjusted to 2002 money terms using the average Consumer Price Index

		2002	2001	2000	1999	1998	1997
Operating results*	R million						
Revenue		**13 684.7**	10 474.3	9 632.8	7 942.9	7 361.1	7 070.7
Profit from operations		**1 158.3**	695.0	922.6	824.9	792.0	835.6
Margin to revenue		**8.5%**	6.6%	9.6%	10.4%	10.8%	11.8%
Profit before tax		**1 038.0**	626.5	882.3	861.9	824.3	826.4
Profit after tax		**685.8**	460.3	667.3	628.5	515.5	532.8
Net profit for the year		**657.1**	419.3	619.7	600.9	499.4	513.3
Balance sheets*	R million						
Total shareholders' funds		**4 915.5**	2 867.5	2 658.0	3 202.7	2 869.7	2 543.7
Long-term retirement benefit (net)		**64.5**	(130.0)	—	—	—	—
Deferred tax		**421.2**	339.4	379.1	242.9	350.5	282.3
Long-term interest bearing debt		**1 879.1**	1 365.4	1 308.9	268.4	174.7	199.3
Current liabilities		**6 039.3**	2 902.6	2 579.0	1 804.8	1 427.4	1 276.9
Total equity and liabilities		**13 319.6**	7 344.9	6 925.0	5 518.8	4 822.3	4 302.2
Property, plant and equipment		**5 075.8**	3 045.8	3 340.9	2 451.4	2 237.3	2 066.5
Intangibles		**1 145.8**	(29.2)	(101.6)	—	—	—
Investments and deferred tax		**187.4**	135.5	111.6	45.0	114.0	44.7
Current assets		**6 910.6**	4 192.8	3 574.1	3 022.4	2 471.0	2 191.0
Total assets		**13 319.6**	7 344.9	6 925.0	5 518.8	4 822.3	4 302.2

**Amounts relating to years ended 2000 and prior have not been re-stated for the effects of the changes in accounting policies.*

Definitions

Return

Operating profit plus income from investments.

Total liabilities

The aggregate of long-term and current liabilities (deferred tax is excluded).

Shareholders' funds

The aggregate of ordinary, preference and outside shareholders' interest.

Total borrowings

All interest bearing debt.

EBITDA

Earnings before interest, tax, depreciation and amortisation.

Group financial objectives

Return

To achieve a return before interest and taxation of at least 25% p.a. on average gross assets.

Asset management

To manage the investment in inventories and receivables to its commercially lowest level.

Cash flow

To generate sufficient cash flow after absorbing increases in working capital, financing charges, taxes and dividends, to fund capital expenditure for replacement of fixed assets.

Earnings

To achieve a growth in earnings per share of not less than the annual inflation rate plus the economic growth rate (gross domestic product).

Dividend

To determine the annual dividend cover with regard to the group's funding requirements, with minimum cover of 2.4 times, on cash dividends paid.

Accounting Policies

for the year ended 30 September

1. Basis of preparation

These financial statements are presented in South African rand, being the currency in which the majority of the group's transactions are denominated. The financial statements have been prepared under the historic cost convention, as modified by the revaluation of certain trading assets and liabilities to fair value and certain long-term assets which have been written down to recognise permanent diminutions in value.

These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted are set out below. The principal accounting policies of the group have been applied consistently with the previous year except for the change set out in note 4.

2. Basis of consolidation

The consolidated financial statements include the assets, liabilities, results and cash flow information of the company and its subsidiaries. The results of subsidiaries, associate companies and joint ventures are included in the consolidated financial statements from the effective dates of acquisition until the effective date of disposal. Those subsidiaries and joint ventures operating out of Zimbabwe are not consolidated and are shown under investments in the consolidated financial statements at their carrying value.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

3. Subsidiary companies

Subsidiary companies are those companies in which the group has an interest of more than one half of the voting rights or otherwise has the power to exercise control.

The assets and liabilities of subsidiary companies are measured at their fair values at the date of acquisition. The interest of outside shareholders is stated at their proportion of the fair values of the assets and liabilities recognised.

4. Associate companies

Associate companies are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee. The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

5. Joint ventures

A joint venture is a contractual arrangement whereby the group and outside parties undertake an economic activity, which is subject to joint control.

Joint venture arrangements undertaken in a separate entity are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, in terms of which the group's share of the assets, liabilities, results and cash flow information of jointly controlled entities are included in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

6. Foreign entities

Assets and liabilities of foreign entities are translated into South African rand at rates ruling at the balance sheet date. Income statement items are translated at the weighted average rate of exchange for the period. Equity and goodwill are translated at the rate ruling at date of acquisition. Exchange differences arising, if any, are classified as equity and are taken directly to a foreign currency translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

7. Foreign currencies

Assets and liabilities denominated in foreign currencies, other than those covered by forward exchange contracts are translated at rates ruling at the balance sheet date. Transactions in foreign currencies are accounted for at the rate ruling at the date of the transaction. Profit or losses on translation are charged to the income statement in the period in which they are incurred except for differences on exchange arising on the purchase of qualifying plant and equipment prior to commissioning, which are recognised as part of the cost of such assets.

8. Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis over its useful economic life, subject to a maximum of twenty years. The assessment of useful economic life of goodwill is based on the nature of the specific underlying business acquired.

Negative goodwill represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. To the extent that negative goodwill relates to expected future losses and expenses it is recognised as income in the period when the future losses and expenses occur. To the extent that negative goodwill relates to an identifiable non-monetary asset, it is recognised as income over the estimated useful economic life of that asset not exceeding twenty years, provided that where the amount of negative goodwill is in excess of the fair value of the non-monetary asset, this portion is recognised as income immediately. To the extent that negative goodwill relates to monetary assets, it is recognised as income immediately.

On disposal of a subsidiary, associate or joint venture, any unamortised goodwill, or goodwill set off against shareholders' funds, is included in the determination of the profit or loss on disposal.

The carrying amount of goodwill is reviewed annually for impairment. Any provision for permanent impairment is charged against profit for the period in which the impairment arose.

9. Intangibles

Acquired intangible assets, including trademarks, are capitalised and amortised on a straight-line basis over their estimated useful economic life, not exceeding twenty years.

10. Research, development and related expenditure

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the period in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that

Accounting Policies *(continued)*

for the year ended 30 September

development costs will be recovered through future commercial activity. Such development costs are recognised as an intangible asset and amortised over the estimated useful economic life of the project from the date of commencement of the commercial operation, subject to a maximum of five years.

11. Property, plant and equipment

Property, plant and equipment are accounted for at cost less accumulated depreciation. All direct costs, including finance costs relating to major capital projects, are capitalised up to the date of commissioning. Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect this decline in value.

Depreciation is charged so as to write off the cost or valuation of assets, other than freehold land, over their estimated useful economic lives, using the straight-line method. Depreciation is not provided in respect of freehold land. The treatment of depreciation in so far as it relates to property represents a change in accounting policy during the current year. Properties classified as investment properties were previously carried at cost, except where a capitalised cost was incurred to provide a specialised facility for the tenant, in which case the cost was depreciated over fifty years.

Assets held under finance leases are depreciated over the lesser of expected useful life or the term of the lease.

The rates of depreciation used are:

Freehold buildings	30 years
Leasehold buildings	Lease term
Plant and equipment	4 to 15 years
Furniture and equipment	4 to 15 years
Motor vehicles	4 to 5 years

12. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return to the group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

13. Investments

Long-term investments, other than subsidiary, associate companies and jointly controlled entities, are stated individually at the lower of cost and their recoverable amount. Recoverable amount is determined by taking the higher of net realisable value and value in use.

14. Inventories

Inventories are stated at the lower of cost and net realisable value, after making allowance for slow moving and redundant items. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method.

15. Taxation

The charge for the year is based on the results for the year as adjusted for items, which are non-deductible or non-taxable. It is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided on the comprehensive basis using the balance sheet liability method. A deferred tax liability is recognised for all taxable temporary differences. A deferred tax asset is recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

16. Retirement benefits

The group operates a number of defined contribution and defined benefit funds in compliance with respective local legislation. The assets of the funds are held separately from those of the group and are administered either by trustees, which include elected employee representatives, or in some cases by independent experts.

Defined benefit funds are actuarially valued at the balance sheet date using the projected unit credit method. Actuarial gains and losses are amortised over the expected average remaining working lives of participating employees using the corridor approach. Where any deficit is identified it is funded by the group entity concerned by way of increased future contributions or by the payment of an actuarially determined lump sum. Surpluses are only recognised where it is certain economic benefits will flow to the group. Past service costs are recognised immediately to the extent the benefits are vested, otherwise they are expensed on a straight line basis over the average period that the benefits become vested. Statutory valuations are performed at intervals of not more than three years.

Certain operations in African countries do not provide for retirement benefits through a formal statutory funding process. These operations provide for employee benefits in terms of their constructive obligation to do so. Such obligations are provided for in full in the year in which the obligation arises and expensed through the income statement.

Payments to defined contribution funds are expensed as incurred.

The treatment of defined benefit funds represents a change in accounting policy during the year and comparative amounts have been adjusted accordingly. Previously, contributions to retirement benefit funds were expensed as incurred.

Accounting Policies *(continued)*

for the year ended 30 September

17. Post-retirement medical benefits

The group policy is not to provide post-retirement medical benefits for employees who joined the company after 1 June 1996. The obligation in respect of pensioner and future post-retirement medical benefits to persons employed before the change in policy is treated as a defined benefit. The recognition of post-retirement medical benefits as a defined benefit constitutes a change in accounting policy during the year. Previously, contributions and premiums paid in respect of post retirement medical benefits were expensed as incurred.

18. Offset

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is legal right to set off and there is either an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

19. Provisions

Provisions are raised when a present obligation exists as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the group has a detailed formal plan for the restructuring and the group has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Restructuring provisions only include those direct expenditures which are necessarily entailed by the restructuring and not associated with the ongoing activities of the group.

20. Impairment

On an annual basis the group reviews all assets, both tangible and intangible, carried on the balance sheet for impairment. Where the recoverable amount of an asset or cash generating unit is estimated to be lower than its carrying amount, its carrying amount is reduced to its recoverable amount. Impairment losses are charged against income in the period in which they are identified.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. Such increases in carrying amount are limited to original cost. A reversal of an impairment loss is recognised in income in the period in which such reversal is identified.

21. Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument.

Trade receivables and trade payables are stated at their nominal value. Trade receivables are reduced by appropriate allowances for estimated irrecoverable amounts.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments are recorded at cost.

22. Revenue recognition

Sales of goods are recognised when goods are delivered or title has passed. Revenue comprises the net invoiced value of goods delivered and services rendered during the year and excludes value added tax.

Where companies act as agents and are remunerated on a commission basis, only the commission income, not the value of business handled, is recognised as revenue.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established, except in circumstances where severe long-term restrictions impair the ability of the underlying operation from transferring funds to the group. In these circumstances, dividends are recognised on a cash receipt basis.

23. Segmental reporting

For management purposes, the group is organised into business clusters on the basis of raw material input into the packaging. These clusters are the basis on which the group reports its primary segment information. The principal activities of the clusters are as follows:

Metals – manufacture of beverage cans, food cans, aerosol cans and other metal packaging.

Paper – manufacture of corrugated boxes, folding cartons, toilet tissue and paper merchanting.

Plastics – manufacture of plastic bottles, crates and drums, checkout bags, tubs and tubes and a full range of flexible plastic products.

NamITech – secure business solutions, smart cards and cheques.

Other – head office activities, treasury, property rental and glass.

In addition, the businesses are grouped by geographical location. The main geographic regions identified are South Africa, Africa and Europe. Geographic split is determined by location of the operating assets.

24. Abnormal items

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such size, nature or incidence that their disclosure is relevant to explain the performance for the period.

25. Headline earnings per share

The group has followed the recommendation contained in Accounting Task Force Opinion AC 306 and has published headline earnings per share in addition to attributable earnings per share. Headline earnings per share has been calculated in accordance with the requirements of AC 306. Attributable profit per share has been based on earnings attributable to ordinary shareholders.

26. Comparative figures

Comparative figures have been restated to show the effect of the change in accounting policy for retirement benefits, post retirement medical benefits and investment property.

Notes to the Financial Statements

for the year ended 30 September

1. Financial risk management

Treasury risk management

The group's treasury risk is managed through two subcommittees reporting to the board of directors. The role of these committees is to decide the appropriate philosophy to be adopted within the group regarding the management of treasury risks and for considering and managing the group's existing financial market risks by adopting strategies within the guidelines set by the board of directors.

The group has adopted the Value at Risk methodology for evaluating financial market risks. The main risk areas the group is exposed to are interest rates, liquidity, currency and commodity prices.

Interest rate risk management

Interest rate risk is the possibility that the group may suffer financial loss if either a fluctuating interest rate or fixed interest rate position is entered into and interest rates move adversely. The group uses swaps, options, forward rate agreements and other standard market instruments to manage this risk. The risk profile of financial assets and liabilities at balance sheet date is detailed below:

	Floating rate liabilities R million	Fixed rate liabilities R million	Floating rate assets R million	Fixed rate assets R million	Net liability/ (asset) R million
South African Rand	1 323.6	74.7	64.0	—	1 334.3
UK Pounds	1 516.5	1 457.4	818.7	120.6	2 034.6
Euros	132.5	—	87.5	—	45.0
US Dollars	—	—	88.2	—	(88.2)
Other currencies	34.3	—	22.9	—	11.4
Total at 30 September 2002	3 006.9	1 532.1	1 081.3	120.6	3 337.1
South African Rand	407.5	69.2	39.1	—	437.6
UK Pounds	1 308.4	—	869.7	—	438.7
Other currencies	120.1	—	—	—	120.1
Total at 30 September 2001	1 836.0	69.2	908.8	—	996.4

Liquidity risk management

Liquidity risk is the possibility that the group may suffer financial loss through liquid funds not being available or that excessive finance costs must be paid to obtain funds to meet payment requirements. The group manages this risk through forecasting and monitoring cash flow requirements on a daily basis, and by maintaining sufficient undrawn facilities. Significant liquid resources were held at the year end. The group had the following undrawn facilities available at the balance sheet date:

	South Africa R million	Europe R million	Africa R million	Total R million
Expiry period at 30 September 2002				
One year	**1 023.7**	**82.6**	**137.4**	**1 243.7**
Two to five years	**100.0**	**1 540.3**	—	**1 640.3**
	1 123.7	**1 622.9**	**137.4**	**2 884.0**
Expiry period at 30 September 2001				
One year	1 795.0	56.2	—	1 851.2
Two to five years	395.0	686.1	—	1 081.1
	2 190.0	742.3	—	2 932.3

1. Financial risk management *(continued)*

Currency risk management

Currency risk is the possibility that the group may suffer financial loss as a consequence of a depreciation in a reporting currency relative to a foreign currency prior to payment of a commitment in that foreign currency or of the reporting currency strengthening prior to receiving payment in that foreign currency. The group also has translation risk arising from the consolidation of foreign entities into South African Rands.

The group uses swaps, options and other financial instruments, in particular forward contracts, to manage transactional currency risks. Specific translation risks are managed through the selective use of options and hedge positions. Net currency exposures and hedging positions are centrally controlled and managed for South African operations. The currency exposure of the group's European operations is centrally controlled and managed through the Isle of Man. Speculative positions are not permitted.

All imports and exports are fully covered at balance sheet date. The values of forward contracts entered into at 30 September are:

	Average contract rate	**2002 R million**	2001 R million
US Dollars	11.32	**140.5**	132.8
Euro	10.62	**645.5**	94.1
UK Pounds	16.72	**28.0**	(6.3)
Other		**13.4**	4.8
		827.4	225.4

Currency conversion guide at 30 September	**2002**	2001
US Dollars	**10.5490**	8.9940
Euro	**10.4224**	8.2183
UK Pounds	**16.5619**	13.1951

Commodity price risk management

Commodity price risk is the risk that the group may suffer financial loss when a fluctuating price contract obligation is entered into and commodity prices increase or when a fixed price agreement is entered into and commodity prices fall. The following open commodity positions were held at 30 September:

	2002 R million	2001 R million
Aluminium futures	**81.9**	70.9

The group uses derivative instruments including forward agreements and futures to hedge commodity price risk.

Credit risk management

Potential concentrations of credit risk consist principally of cash investments and trade receivables. The group only deposits cash surpluses with major banks of high standing.

Trade receivables comprise a large, widespread customer base. Ongoing credit evaluations on the financial condition of customers are performed and, where appropriate, credit guarantee insurance cover is purchased or provisions made.

The group does not consider there to be any significant concentration of credit risk which had not been insured or adequately provided for at the balance sheet date

Fair value of financial instruments

The carrying amounts reported in the balance sheet for liquid resources, trade receivables and trade payables approximates fair value.

Notes to the Financial Statements *(continued)*

for the year ended 30 September

2. Retirement benefit information

With effect 7 December 2001 the Pension Funds Second Amendment Bill was enacted. In terms of these amendments any surplus residing in pension funds governed by the South African Pension Funds Act of 1956 must be allocated on a fair basis to current and past members of the respective funds. Accordingly, no surplus has been recognised by the group in the current year.

2.1 Defined contribution funds

Membership and costs for each fund are as follows:

	Country	Members	Contribution costs R million
Nampak Group Pension Fund	RSA	2 339	—
Nampak Group Provident Fund	RSA	4 432	29.7
Metal Box Provident Fund	RSA	3 130	22.8
Crown Cork Provident Fund	RSA	64	0.3
Kohler Provident Fund	RSA	808	2.5
Metal Box Namibia Provident Fund	Namibia	4	—
BlowMocan Polysystems Retirement Benefit Scheme	UK	156	2.8
		10 933	58.1
External funds			
External funds	Europe	675	7.7
Industry funds	RSA	2 681	7.0
		3 356	14.7
Totals		14 289	72.8

2.2 Defined benefit funds

	RSA	Europe	Africa	Post-retirement medical
Assumptions				
Discount rate	12.0%	6.1%	9.0%	12.0%
Consumer price inflation (long-term)	6.5%	2.5%	—	6.5%
Expected return on fund assets	12.0%	7.1%	9.0%	7.0%
Rate of compensation increase	8.5%	3.5%	—	—
Pension increases	5.0%	2.5%	3.0%	—
Membership data				
Total membership	33	2 976	54	7 909
Agreed employer contribution rate	16.2%	8.0%	—	—

2. Retirement benefit information *(continued)*

2.2 Defined benefit funds *(continued)*

	RSA R million	Europe R million	Africa R million	Post-retirement medical R million
Valuation results				
Fair value of fund assets	13.1	936.8	21.6	363.1
Present value of obligation	(13.1)	(1 268.6)	(18.2)	(460.5)
Funded status: (deficit)/surplus	—	(331.8)	3.4	(97.4)
Unrecognised net actuarial (gain)/loss	(0.8)	351.8	(0.3)	10.6
Balance at end of year	(0.8)	20.0	3.1	(86.8)
Components of net periodic benefit cost				
Current service cost	0.4	38.1	0.2	—
Interest cost	1.1	48.2	0.3	35.4
Expected return on assets	(1.1)	(52.6)	(0.4)	(17.9)
Recognised actuarial loss	—	8.7	—	—
Net periodic pension cost	0.4	42.4	0.1	17.5
Movements in the balance sheet				
Balance at beginning of year	(0.4)	176.4	—	(46.0)
Acquisition of businesses	—	(159.7)	3.2	(29.8)
Pension cost	(0.4)	(42.4)	(0.1)	(17.5)
Employer contributions	—	7.5	—	6.5
Translation adjustment	—	38.2	—	—
Balance at end of year	(0.8)	20.0	3.1	(86.8)
Actual return on plan assets	0.9	(80.4)	0.4	73.7

The statutory actuarial valuations of the defined benefit funds are as follows:

	Valuation date	Fair value of assets R million	Present value of liabilities R million	Valuation basis
Defined benefit funds				
Nampak Group Pension Fund	Feb – 01	20.5	18.8	AA
Nampak plc Pension Plan	Apr – 00	403.0	308.1	MFR
Nampak plc Staff Pension Plan	Apr – 00	306.8	270.4	MFR
Malbak Group of Companies Pension Fund	Aug – 02	3.0	2.5	AA
MY Group Pension Fund	Apr – 01	368.5	357.6	MFR
Kenya Pension Fund	Dec – 99	22.9	13.6	PUC

AA: attained age method MFR: minimum funding requirements PUC: project unit credit method

The latest actuarial valuations in respect of the defined benefit funds found them in sound financial condition. In arriving at their findings the actuaries have taken into account reasonable long term estimates of inflation, future increases in wages, salaries and pensions and sustainable investment returns

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	Revenue		Profit from operations		Operating margin	
	2002 R million	2001 R million	**2002 R million**	2001 R million	**2002 %**	2001 %
3. Segmental report						
Metals	**3 330.0**	2 762.0	**392.7**	205.0	**11.8**	7.4
Paper	**4 637.8**	3 342.7	**393.3**	241.8	**8.5**	7.2
Plastics	**4 900.5**	3 880.9	**288.2**	166.5	**5.9**	4.3
NamITech	**469.7**	256.5	**43.6**	37.3	**9.3**	14.5
Other*	**346.7**	232.2	**40.5**	44.4	**11.7**	19.1
Total	**13 684.7**	10 474.3	**1 158.3**	695.0	**8.5**	6.6
Geographical analysis						
South Africa	**10 446.8**	8 507.2	**1 063.2**	581.3	**10.2**	6.8
Africa	**205.5**	70.8	**20.9**	12.3	**10.2**	17.4
Europe**	**3 256.4**	2 106.9	**74.2**	101.4	**2.3**	4.8
Intergroup eliminations	**(224.0)**	(210.6)				
Total	**13 684.7**	10 474.3	**1 158.3**	695.0	**8.5**	6.6
Profit from operations before impairment losses						
*Other			**126.5**	44.4		
**Europe			**160.2**	101.4		

EBITDA		Operating assets		Operating liabilities		Capital expenditure		Depreciation and amortisation	
2002 R million	2001 R million	**2002 R million**	2001 R million	**2002 R million**	2001 R million	**2002 R million**	2001 R million	**2002 R million**	2001 R million
473.8	276.2	**1 614.8**	1 209.6	**587.3**	504.4	**51.2**	86.9	**81.1**	71.2
528.3	340.5	**4 872.8**	2 210.1	**1 785.3**	1 020.6	**103.5**	36.1	**135.0**	98.7
574.5	413.7	**3 651.2**	2 609.6	**1 324.1**	1 095.4	**388.1**	207.6	**286.3**	247.2
66.7	45.0	**455.3**	243.5	**355.1**	86.0	**52.3**	42.4	**23.1**	7.7
85.4	93.6	**1 037.0**	(16.7)	**(131.0)**	(477.0)	**189.3**	17.6	**44.9**	49.2
1 728.7	1 169.0	**11 631.1**	6 256.1	**3 920.8**	2 229.4	**784.4**	390.6	**570.4**	474.0
1 391.7	886.1	**4 527.9**	3 315.7	**2 390.3**	1 362.6	**455.7**	247.0	**328.4**	304.9
28.5	11.7	**401.3**	64.1	**126.7**	20.9	**4.3**	1.2	**7.7**	(0.7)
308.5	271.2	**6 701.9**	2 876.3	**1 403.8**	845.9	**324.4**	142.4	**234.3**	169.8
1 728.7	1 169.0	**11 631.1**	6 256.1	**3 920.8**	2 229.4	**784.4**	390.6	**570.4**	474.0

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002 **R million**	2001 R million	**2002** **R million**	2001 R million
4. Change in accounting policies				
The group has changed its accounting policies in respect of property depreciation and retirement benefits to comply with the requirements of AC 135 – Investment property, and AC 116 – Employee benefits.				
The aggregate effect of the change in accounting policies on the annual financial statements for the year ended 30 September is as follows:				
Net profit for the year before restatement	**682.9**	421.4		
Property depreciation	**(16.2)**	(17.1)		
Retirement benefits	**(27.9)**	9.8		
Deferred tax	**18.3**	5.2		
Profit per income statement	**657.1**	419.3		
The aggregate effect of the change in accounting policies on opening accumulated profit is as follows:				
Opening accumulated profit as previously stated		2 068.4		
Property depreciation		(333.0)		
Retirement benefits		89.5		
Deferred tax		75.1		
Minority interest		2.3		
Opening accumulated profit after change in accounting policies		1 902.3		

5. Property, plant and equipment

	Freehold land and buildings R million	Leasehold buildings R million	Plant, equipment, and vehicles R million	Capitalised leased plant and vehicles R million	Total R million
2002					
Cost					
Balance at beginning of year	1 208.2	54.7	6 230.2	1.0	7 494.1
Additions	3.5	7.7	773.2	—	784.4
Acquisition of business	446.5	100.8	1 898.0	43.8	2 489.1
Disposals	117.7	0.6	452.5	0.3	571.1
Translation differences and other movements	123.5	6.8	693.0	—	823.3
Balance at end of year	1 664.0	169.4	9 141.9	44.5	11 019.8
Depreciation					
Balance at beginning of year	546.5	32.1	3 868.8	0.9	4 448.3
Acquisition of businesses	32.2	16.9	822.1	24.0	895.2
Charge for the year	18.1	2.0	536.0	0.4	556.5
Depreciation on disposal	52.8	—	404.6	0.3	457.7
Translation differences and other movements	78.9	3.1	419.7	—	501.7
Balance at end of year	622.9	54.1	5 242.0	25.0	5 944.0
Net book value at 30 September 2002	**1 041.1**	**115.3**	**3 899.9**	**19.5**	**5 075.8**
Net book value at 30 September 2001	661.7	22.6	2 361.4	0.1	3 045.8

The open market value of the group's freehold land and buildings, as determined by The Property Partnership at 30 September 2001, adjusted for subsequent additions, disposals, impairments and translation difference totalled R1 568 million (2001: R1 107.8 million). A schedule of the group's properties is available to users of the financial statements on receipt of a written request. The insured value of the plant, equipment and vehicles at 30 September 2002 was R21 550.6 million (2001: R13 998.0 million).

Refer to note 14 for details of property, plant and equipment encumbered.

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	Goodwill R million	Negative goodwill R million	Other R million	Total R million
6. Intangible assets				
2002				
Cost				
Balance at beginning of year	41.2	(193.3)	17.6	(134.5)
Acquisition of businesses	1 233.3	(16.4)	0.8	1 217.7
Translation differences and other movements	1.3	(5.7)	—	(4.4)
Balance at end of year	1 275.8	(215.4)	18.4	1 078.8
Amortisation				
Balance at beginning of year	0.7	(123.6)	17.6	(105.3)
Acquisition of businesses	23.3	—	0.6	23.9
Charge for the year	19.9	(6.0)	—	13.9
Translation differences and other movements	0.5	—	—	0.5
Balance at end of year	44.4	(129.6)	18.2	(67.0)
Carrying value at 30 September 2002	**1 231.4**	**(85.8)**	**0.2**	**1 145.8**
Carrying value at 30 September 2001	40.5	(69.7)	—	(29.2)

	GROUP		COMPANY	
	2002 R million	2001 R million	**2002 R million**	2001 R million
7. Investments				
(Refer to Annexure B for details)				
Unlisted shares at cost less amounts written off	**17.9**	3.3	**—**	—
Directors' valuation	**17.9**	3.3	**—**	—
Loans				
– Nampak 1979 Share Purchase Trust	**11.4**	14.6	**10.9**	14.6
– Other	**1.2**	1.2	**1.2**	1.2
Total loans	**12.6**	15.8	**12.1**	15.8
Endowment policy	**50.0**	—	**—**	—
Total	**80.5**	19.1	**12.1**	15.8

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
8. Investment in subsidiaries and joint ventures				
(Refer to Annexure A for details)				
Interest in subsidiaries and joint ventures not consolidated	**156.7**	121.7		
Impairment losses	**(86.0)**	—		
Interest in subsidiaries and joint ventures			**2 325.8**	611.4
Net amount (due by)/due to subsidiaries and joint ventures	**(0.8)**	(13.1)	**785.6**	253.8
Shares at cost less amounts written off/impaired	**69.9**	108.6	**3 111.4**	865.2
Nampak's share of joint ventures				
Income	**165.9**	106.7		
Expenses	**159.5**	107.2		
Total assets	**93.5**	84.4		
Total liabilities	**57.2**	55.5		
9. Inventories				
Raw materials	**610.8**	309.7	**—**	—
Work in progress	**189.9**	68.5	**—**	—
Finished goods	**879.2**	505.5	**—**	—
Consumables	**462.8**	352.4	**—**	—
Total	**2 142.7**	1 236.1	**—**	—
10. Trade and other receivables				
Trade receivables	**2 750.6**	1 538.9	**—**	—
Prepayments	**154.9**	133.0	**—**	—
Other	**210.1**	190.7	**—**	—
Total	**3 115.6**	1 862.6	**—**	—

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
11. Capital				
Share capital				
Authorised:				
700 000 000 (2001: 600 000 000) ordinary shares of 5 cents each	**35.0**	30.0	**35.0**	30.0
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8	**0.8**	0.8
Total	**36.0**	31.0	**36.0**	31.0
Issued:				
640 178 086 (2001: 509 406 100) ordinary shares of 5 cents each	**32.0**	25.5	**32.0**	25.5
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8	**0.8**	0.8
Total	**33.0**	26.5	**33.0**	26.5
27 947 380 ordinary shares (2001: 28 404 880) have been set aside for employees' share schemes. The balance of unissued shares of 31 874 534 (2001: 62 189 020) have been placed at the disposal of the directors until the next annual general meeting.				
Share premium				
Balance at beginning of year	**331.1**	330.6	**331.1**	330.6
Movement in share premium	**1 667.3**	0.5	**1 667.3**	0.5
Balance at end of year	**1 998.4**	331.1	**1 998.4**	331.1
Total	**2 031.4**	357.6	**2 031.4**	357.6
12. Non-distributable reserves				
Balance at beginning of year	**48.7**	10.5	**—**	—
Movements in non-distributable reserves	**136.3**	38.2	**—**	—
Balance at end of year	**185.0**	48.7	**—**	—
Comprising:				
Foreign currency translation reserve	**184.8**	48.5		
Other	**0.2**	0.2	**—**	—
Total	**185.0**	48.7	**—**	—

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
13. Accumulated profits				
Balance at beginning of year	**2 221.3**	1 902.3	**269.3**	271.1
Changes in accumulated profits	**377.1**	319.0	**37.3**	(1.8)
Balance at end of year	**2 598.4**	2 221.3	**306.6**	269.3

14. Interest bearing debt	**Redeemable/ repayable**	**Year end interest rates**	**2002 R million**	2001 R million	**2002 R million**	2001 R million
Secured loans*						
– other	2004	17%	**0.2**	6.5	—	—
– foreign	2003/2006	5.76% to 8.34%	**1 082.2**	0.1	—	—
Unsecured Loans						
– other	2004/2006	14% to 18%	**88.0**	69.0	—	—
– foreign	2004/2007	4.3% to 6.7%	**1 114.3**	1 293.2	—	—
Total long-term			**2 284.7**	1 368.8	—	—
Less: instalments due for repayment within one year, reflected as short-term loans			**405.6**	3.4	—	—
Net long-term			**1 879.1**	1 365.4	—	—

**Interest bearing debt is secured by the following assets and guarantees:*

R7.9 million debt is secured by the encumbrance of immovable properties, plant and equipment having a book value of R22.5 million (2001: R17.5 million)

R544.5 million debt is secured by a pledge over the assets and business of the M.Y. Holdings plc group and is subject to covenants relating to interest cover, gearing and liquidity of the M.Y. Holdings plc group

R530 million debt is guaranteed by Kohler Packaging Limited and is subject to covenants relating to the gearing of the Kohler Packaging Limited group

	2002 R million	2001 R million	**2002 R million**	2001 R million
Short-term and current				
Current portion of long-term loans	**405.6**	3.4	—	—
Amounts due to bankers	**1 491.7**	602.8	—	—
Total short-term and current	**1 897.3**	606.2	—	—
Total interest bearing debt	**3 776.4**	1 971.6	—	—

Summary of liabilities by year of redemption or payment		***Total**	**Rand**	**Foreign currency**
Total owing	**2002**	**2 284.7**	**88.2**	**2 196.5**
Repayable during the year ending 30 September	2003	405.6	—	405.6
	2004	1 246.8	30.1	1 216.7
	2005	159.8	54.4	105.4
	2006	470.9	3.1	467.8
	2007 onwards	1.6	0.6	1.0

**Group liabilities including redemptions and repayments within one year*

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
15. Deferred tax				
Accelerated wear and tear for tax purposes on plant and equipment and trademarks	**492.9**	285.7	**—**	—
Other	**(84.6)**	90.4	**—**	—
Estimated tax losses	**(24.1)**	(44.5)	**—**	—
Net deferred tax liability	**384.2**	331.6	**—**	—
Reconciliation between deferred tax opening and closing balance:				
Deferred tax liability at beginning of year	**331.6**	303.9	**—**	—
Utilisation of tax losses	**(0.2)**	—	**—**	—
Tax rate adjustment	**—**	0.3	**—**	—
Originating temporary differences on acquisition of businesses	**41.2**	—	**—**	—
Net originating temporary differences on plant, equipment and other	**11.6**	27.4	**—**	—
Net deferred tax liability at end of year	**384.2**	331.6	**—**	—
Analysed between:				
Deferred tax assets	**(37.0)**	(7.8)	**—**	—
Deferred tax liabilities	**421.2**	339.4		
Net deferred tax liability at end of year	**384.2**	331.6	**—**	—
16. Trade and other payables				
Trade payables	**2 237.5**	1 354.6	**—**	—
Accruals	**706.5**	612.6	**0.1**	0.1
Other	**775.9**	221.9	**1.2**	0.9
Total	**3 719.9**	2 189.1	**1.3**	1.0

	Unbundling R million	Restructuring R million	Rebates R million	Customer claims R million	Other R million	Total R million
17. Provisions						
Opening balance	—	21.4	15.5	3.4	—	40.3
Acquisition of businesses	51.6	137.3	—	2.2	32.9	224.0
Additions	—	0.4	4.5	8.1	—	13.0
Usage	(7.8)	(33.0)	(15.4)	(2.2)	(16.7)	(75.1)
Reversals	—	(0.1)	(0.1)	(1.1)	—	(1.3)
Closing balance	**43.8**	**126.0**	**4.5**	**10.4**	**16.2**	**200.9**

With the exception of unbundling provisions the remaining provisions are expected to be utilised in full during the next financial year.

	GROUP		COMPANY	
	2002 R million	2001 R million	**2002 R million**	2001 R million
18. Revenue				
(Inter-group transactions and VAT are excluded)				
Net invoiced sales	**13 684.7**	10 474.3	—	—
19. Profit/(loss) before abnormal items				
is stated after taking account of the following items:				
19.1 Auditors' remuneration				
Audit fees	**13.5**	9.5	—	0.1
Expenses	**0.8**	0.4	—	—
Tax services	**1.8**	0.3	—	—
Other services	**1.9**	0.9	—	—
Total	**18.0**	11.1	—	0.1
The following amounts paid to auditors were capitalised during the year:				
ERP support	**21.1**	—	—	—
Acquisition support	**4.4**	—	—	—
Total	**25.5**	—	—	—
19.2 Depreciation and amortisation				
Freehold, specialised and leasehold buildings	**20.1**	12.9	—	—
Plant, equipment and vehicles	**536.4**	448.2	—	—
Intangible assets	**13.9**	12.9	—	—
Total	**570.4**	474.0	—	—
19.3 Administration and technical fees	**44.8**	42.2	—	—
19.4 Rentals in respect of operating leases				
– property	**75.3**	58.0	—	—
– plant, equipment and vehicles	**7.8**	4.1	—	—
Total	**83.1**	62.1	—	—

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
19. Profit/(loss) before abnormal items *(continued)*				
19.5 Research and development costs expensed				
– research and development expenditure	**5.5**	5.1	**—**	—
– technology, royalty and associated costs	**0.2**	7.0	**—**	—
Total	**5.7**	12.1	**—**	—
19.6 Net surplus on disposal of plant and equipment	**1.9**	—	**—**	—
19.7 Net profit on foreign exchange	**17.6**	10.9	**—**	—
19.8 Directors' emoluments				
Executive directors				
For managerial services			**26.2**	17.3
Retirement fund contributions for managerial services			**1.8**	1.5
Total (a)			**28.0**	18.8
Non-executive directors				
For services as directors			**0.5**	0.5
For managerial services			**0.7**	1.3
Total (b)			**1.2**	1.8
Paid by:				
Company			**—**	—
Subsidiary companies			**29.2**	20.6
Total (a) + (b)			**29.2**	20.6
Gains made under the share schemes			**3.3**	1.9
20. Abnormal items				
Retrenchment costs	**15.8**	98.0		
Restructuring costs	**36.2**	—		
Product claims	**—**	34.2		
Impairment losses	**86.0**	21.5		
Net (profit)/loss on disposal of business and property	**(44.7)**	0.8		
Loss on re-organisation of debt	**4.5**	3.7		
Total	**97.8**	158.2		

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
21. Net finance (costs)/income				
Gross interest paid – to bankers	**(150.7)**	(13.5)	—	—
Gross interest paid – for loans	**(113.4)**	(160.7)	—	—
Gross interest paid – other	**(24.3)**	2.2	—	—
Deduct: interest capitalised	**4.7**	—	—	—
Deduct: interest received – from bankers	**137.7**	94.5	**0.1**	0.1
Deduct: interest received – other	**23.1**	6.5	—	—
Net finance (costs)/income	**(122.9)**	(71.0)	**0.1**	0.1
22. Income from investments				
Dividends	**2.6**	2.5	**322.4**	90.8
Interest paid to subsidiaries			**(4.2)**	(9.5)
Fees			**2.7**	2.0
Interest received from other investments			**0.2**	0.2
Total	**2.6**	2.5	**321.1**	83.5
Sources:				
– South African	—	—	**321.1**	83.5
– Foreign	**2.6**	2.5	—	—
23. Income tax				
Current tax				
– Current year	**310.8**	163.6	**0.2**	0.1
– Prior year	**20.2**	(27.4)	**(0.1)**	(0.1)
Deferred tax				
– Current year	**(1.0)**	6.0	—	—
– Prior year	**(13.6)**	0.8	—	—
Secondary tax on companies	**28.2**	19.4	—	(7.5)
Withholding and foreign tax	**7.6**	3.8	—	—
Total	**352.2**	166.2	**0.1**	(7.5)

Notes to the Financial Statements *(continued)*

for the year ended 30 September

		GROUP		COMPANY	
		2002	2001	**2002**	2001
		R million	R million	**R million**	R million
23. Income tax *(continued)*					
Reconciliation of rate of tax					
Effective group rate of tax	%	**33.9**	26.5		
Reduction in tax charge due to:					
– other exempt income (including capital profits)	%	**1.8**	0.7		
– utilisation of deferred tax asset not previously recognised	%	**0.3**	4.0		
– foreign tax rate differential	%	**(1.5)**	2.7		
– prior tax losses utilised	%	**2.2**	1.0		
– adjustment for prior year	%	**(0.6)**	4.3		
Increase in tax charge due to:					
– tax losses arising in subsidiaries	%	**(0.6)**	—		
– withholding taxes	%	**—**	(0.6)		
– disallowable expenses	%	**(2.7)**	(5.5)		
– secondary tax on companies	%	**(2.8)**	(3.1)		
Normal tax rate	%	**30.0**	30.0		
Estimated tax losses of certain subsidiaries and joint ventures available for set-off against future taxable income		**201.7**	142.0		

24. Basic, fully diluted and headline earnings per ordinary share

The calculation of basic earnings per ordinary share is based on earnings of R657.0 million (2001: R419.2 million) and the weighted average of 531 236 864 (2001: 509 361 025) ordinary shares in issue during the year.

The calculation of fully diluted earnings per ordinary share is based on earnings of R657.0 million (2001: R419.2 million) and the weighted average of 534 616 873 (2001: 509 361 025) ordinary shares in issue during the year.

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
24. Basic, fully diluted and headline earnings per ordinary share *(continued)*				
Determination of basic earnings and net profit				
Net profit per income statement	**657.1**	419.3		
Less: Preference dividend	**0.1**	0.1		
Basic earnings	**657.0**	419.2		
The calculation of headline earnings per ordinary share is based on earnings of R736.2 million (2001: R445.9 million) and the weighted average number of ordinary shares in issue throughout the year.				
Determination of headline earnings				
Net profit per income statement	**657.1**	419.3		
Adjusted for:				
Impairment losses	**86.0**	22.9		
Goodwill written off	**13.9**	(4.7)		
Provision for retrenchments	**11.6**	17.4		
Loss on sale of operations	**—**	4.7		
Net surplus on sale of property, plant and equipment	**(46.6)**	(3.9)		
Loss on re-organisation of debt	**4.5**	3.7		
Tax effects	**9.7**	(13.5)		
Headline earnings	**736.2**	445.9		

25. Dividends per share

The final dividend declared for the current year of 41.0 cents per share has not been raised in the annual financial statements in terms of AC 130 – Provisions, Contingent Liabilities and Contingent Assets.

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
26. Operating lease commitments				
The group has certain lease commitments in respect of land and buildings, plant, equipment and vehicles, which are payable as follows:				
Year ending 30 September				
2001		66.1		—
2002	**100.3**	56.1	**—**	—
2003	**87.7**	47.7	**—**	—
2004	**78.2**	43.4	**—**	—
2005	**68.1**	51.5	**—**	—
2006 and beyond	**257.4**	—	**—**	—
Total	**591.7**	264.8	**—**	—
Comprising:				
Land and buildings	**508.3**	229.8	**—**	—
Vehicles	**35.4**	12.8	**—**	—
Other	**48.0**	22.2	**—**	—
	591.7	264.8	**—**	—
27. Contingent liabilities				
Guarantees in respect of housing loans	**1.5**	1.0	**—**	—
Guarantees in respect of property leases	**19.0**	—	**—**	—
Customer claims and other	**1.4**	1.7	**—**	—
Kimberly-Clark Southern Africa (Pty) Limited ("K.C.")	**126.0**	—	**—**	—
Total	**147.9**	2.7	**—**	—

Kimberly-Clark Southern Africa (Pty) Limited ("K.C.")

On 1 April 1999, a subsidiary of Malbak Limited sold its 50% less one share shareholding in K.C. and two related companies to The Lion Match Company Limited ("Lion Match"). Lion Match was granted an irrevocable put option, subject to the same terms and conditions, to sell to Malbak's subsidiary the shares acquired during the first five years of ownership should Kimberly-Clark Corporation USA sell its interests in K.C. and exit from South Africa. Conditions governing such an exit by Kimberly-Clark Corporation exclude conduct or omission on part of the partners and any changing political environment in South Africa. Lion Match has subsequently transferred the put option to Fasic Africa (Pty) Ltd. The directors have assessed the financial performance of K.C. and are satisfied that an exercise of the put option is remote. This put option expires on 31 March 2004. Nampak Limited acquired Malbak Limited effective 7 August 2002.

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
28. Capital commitments				
Property, plant and equipment – contracted	**174.2**	149.0	**—**	—
– approved	**365.9**	201.6	**—**	—
Total	**540.1**	350.6	**—**	—
The expenditure, which will become payable in the following year, will be financed from group resources and, if required, additional borrowings.				
29. Notes to the cash flow statements				
29.1 Reconciliation of profit before taxation to *cash generated from operations*				
Profit before taxation	**1 038.0**	626.5	**318.2**	81.5
Adjustment for:				
Depreciation and amortisation	**570.4**	474.0	**—**	—
Net (profit)/loss on disposal of businesses and property	**(46.6)**	0.8	**—**	—
Loss on re-organisation of debt	**4.5**	3.7	**—**	—
Income from investments	**(2.6)**	(2.5)	**(321.1)**	(83.5)
Net periodic pension cost	**60.4**	27.7	**—**	—
Impairment losses	**86.0**	21.5	**—**	—
Net finance costs/(income)	**122.9**	71.0	**(0.1)**	(0.1)
Operating profit/(loss) before working capital changes	**1 833.0**	1 222.7	**(3.0)**	(2.1)
Increase in inventories	**(207.2)**	(49.8)	**—**	—
Increase in trade and other receivables	**(144.0)**	(55.0)	**—**	—
Increase/(decrease) in trade and other payables	**284.7**	(37.8)	**0.3**	0.4
Movement in intergroup accounts	**—**	(12.3)	**531.6**	269.1
Cash generated from operations	**1 766.5**	1 067.8	**528.9**	267.4

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
29. Notes to the cash flow statements *(continued)*				
29.2 Acquisition of businesses				
With effect 1 November 2001 NamITech acquired the business of The South African Certification Agency. NamITech also acquired 23.25% and 24.25% of Integrated Card Technologies (Pty) Ltd effective 31 March 2002 and 30 September 2002 respectively.				
With effect 1 January 2002 the 15% minority interest in Nampak Metal Packaging Ltd was acquired.				
With effect 1 July 2002 and 1 August 2002 the group acquired 56.9% of CarnaudMetalbox Nigeria plc and the entire share capital of CarnaudMetalbox Tanzania Ltd, CarnaudMetalbox Kenya Ltd and Crown Cork Company East Africa Ltd (Kenya). The group also acquired the entire share capital of CarnaudMetalbox Zimbabwe Ltd, Crown Cork Company (1958) (Private) Ltd (Zimbabwe), CarnaudMetalbox Holdings (Private) Ltd (Zimbabwe) and CMB Management Services (Private) Ltd (Zimbabwe) which have not been consolidated and shown under investments.				
With effect 7 August 2002 the group acquired the entire issued share capital of Malbak Ltd.				
The fair value of assets acquired and liabilities assumed at those dates are as follows:				
Non-current assets	**1 655.2**	18.7		
Non-current liabilities	**(1 366.2)**	(9.7)		
Net working capital	**977.7**	0.3		
Minority interest	**144.6**	(15.9)		
	1 411.3	(6.6)		
Goodwill arising on acquisition	**1 210.0**	41.2		
Discount on acquisition of businesses	**(16.4)**	—		
Total purchase consideration	**2 604.9**	34.6		
(Cash)/overdraft acquired	**(647.6)**	0.4		
Less: Share capital issued	**(1 670.0)**	—		
	287.3	35.0		

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	R million	R million	**R million**	R million
29. Notes to the cash flow statements *(continued)*				
29.3 Fair value adjustments				
Included in note 29.2 above are provisional net fair value adjustments of R223.3 million. These adjustments have not been finalised due to the close proximity of the majority of the acquisitions to the financial year end.				
29.4 Cash and cash equivalents				
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:				
Bank balances, cash and deposits	**1 613.6**	1 011.1	**0.3**	0.4
Interest bearing borrowings – amounts due to bankers (note 14)	**(1 491.7)**	(602.8)	**—**	—
	121.9	408.3	**0.3**	0.4

Notes to the Financial Statements *(continued)*

for the year ended 30 September

	2002 ZWD million
30. Abridged statements of non-consolidated Zimbabwe subsidiaries and joint ventures	
30.1 Income statement	
Revenue	8 703.8
Profit from operations	2 663.6
Net finance costs	(42.9)
Profit before tax	2 620.7
Income tax	752.7
Profit after tax	1 868.0
Minority interest	84.1
Net profit for the year	1 783.9
30.2 Balance sheet	
Assets	
Non-current assets	
Property, plant and equipment	909.3
Investments	14.0
	923.3
Current assets	
Inventories	3 446.2
Trade and other receivables	2 480.7
Subsidiary companies	448.5
Bank balances, deposits and cash	322.7
	6 698.1
Total assets	7 621.4

30. Abridged statements of non-consolidated Zimbabwe subsidiaries and joint ventures *(continued)*

30.2 Balance sheet *(continued)*

	2002 ZWD million
Equity and liabilities	
Capital and reserves	
Capital	214.8
Non-distributable reserves	96.9
Accumulated profits	2 881.0
	3 192.7
Minority interest	91.9
Non-current liabilities	
Interest bearing debt	148.9
Deferred tax liabilities	141.8
	290.7
Current liabilities	
Trade and other payables	2 224.7
Interest bearing debt	513.7
Subsidiary companies	424.9
Tax liabilities	882.8
	4 046.1
Total equity and liabilities	7 621.4

Notes to the Financial Statements *(continued)*

for the year ended 30 September

30. Abridged statements of non-consolidated Zimbabwe subsidiaries and joint ventures *(continued)*

30.3 Cash flow

	2002 ZWD million
Cash operating profit	2 731.4
Working capital changes	(2 116.5)
Net finance costs	(42.9)
Tax	187.3
Cash available from operations	759.3
Dividends paid	(339.0)
Net cash inflow from operating activities	420.3
Net cash outflow from investing activities	(691.6)
Net cash outflow before financing activities	(271.3)
Net cash inflow from financing activities	351.6
Net increase in cash and cash equivalents	80.3
Cash and cash equivalents at beginning of year	(271.3)
Cash and cash equivalents at end of year	(191.0)

In terms of AC 132 Consolidated Financial Statements and Accounting for Investments in Subsidiaries, the group's Zimbabwe subsidiaries and joint ventures have not been consolidated due to continued difficulty in remitting funds from that country.

31. Subsequent events

Subsequent to 30 September the shareholders of NamITech Holdings Ltd agreed to sell 28% of its issued share capital to an empowerment partner, and the group's European operations purchased Gallagher Printers Limited, a niche business specialising in commercial printing and cartons for the healthcare industry.

Interest in Subsidiaries and Joint Ventures

Annexure A

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2002 %	Effective percentage holding 2001 %	Interest of holding company: Shares at book value 2002 Rm	Shares at book value 2001 Rm	Indebtedness 2002 Rm	Indebtedness 2001 Rm
1. Subsidiaries (consolidated)									
CarnaudMetalbox Kenya Ltd	O	Kenya	KES 40 280 000	**100**	—				
CarnaudMetalbox Nigeria plc	O	Nigeria	NR 214 088 366	**57**	—				
Cartogens de Mocambique LDA	O	Mocambique	MT 20 000 000	**55**	55				
Consolidated Corrugated Containers (Pty) Ltd	O	RSA	R600 000	**100**	100	**6.4**	6.4	**8.4**	8.4
Crown Cork Co (East Africa) Ltd	O	Kenya	KES 12 000 000	**100**	—				
Great White Acquisitions Ltd	I	Mauritius	R3 846 494	**100**	—	**52.5**	—	**—**	—
Integrated Card Technology (Pty) Ltd	O	RSA	R100	**65**	23				
International Cartons & Packaging Ltd	O	Zambia	ZMK 77 526 000	**100**	100				
Kohler Digiflex (Pty) Ltd	O	RSA	R100	**100**	—				
Kohler Flexible Packaging (Pinetown) (Pty) Ltd	O	RSA	R100	**100**	—				
Kohler Packaging Ltd	O	RSA	R3 198 495	**100**	—				
M.Y. Healthcare Packaging Ltd	O	UK	£2	**100**	—				
M.Y. Holdings plc	O	UK	£26 828 000	**100**	—				
M.Y. Operations Ltd	O	UK	£100	**100**	—				
Malbak Ltd	I	RSA	R589 321 657	**100**	—				
Metal Box Namibia (Pty) Ltd	O	Namibia	N$1	**100**	100				
Metal Box South Africa Ltd	O	RSA	R68 153 240	**100**	100	**367.2**	367.2	**134.8**	134.8
NamITcardz (Pty) Ltd	O	RSA	R168 960	**90**	90				
NamITdraftz (Pty) Ltd	O	RSA	R250 000	**90**	90				
NamITech Ltd	O	RSA	R1	**90**	90				
NamITech Holdings Ltd	I	RSA	R777 778	**90**	90				
NamIT-Idz (Pty) Ltd	O	RSA	R100	**65**	23				
NamITprepaidz (Pty) Ltd	O	RSA	R1 000	**74**	74				
NamITsmartz (Pty) Ltd	O	RSA	R600	**90**	90				
Nampak Belgium NV	O	Belgium	€ 247 900	**99**	99				
Nampak Corrugated PMB (Pty) Ltd	O	RSA	R100	**70**	70				
Nampak Deutschland GmbH	O	Germany	€ 25 565	**100**	100				
Nampak Envases Alimentarios	O	Spain	€ 4 327 200	**97**	97				
Nampak Gent NV	O	Belgium	€ 2 480 650	**80**	80				
Nampak Halfweg BV	O	Netherlands	€ 1 837 900	**100**	100				
Nampak International Ltd	I	Isle of Man	£18 575	**100**	100	**683.4**	473.3	**—**	1.4
Nampak Kerkrade BV	O	Netherlands	€ 2 178 200	**100**	100				
Nampak Metal Packaging Ltd	O	RSA	R8 776	**100**	85				
Nampak Montpont SA	O	France	€ 6 196 500	**100**	100				
Nampak Paper Ltd	D	RSA	R2 307 533	**100**	100	**7.5**	7.5	**—**	—
Nampak plc	O	UK	£4 863 281	**100**	100				
Nampak Polycyclers (Pty) Ltd	O	RSA	R20 000	**100**	100				
Nampak Products Ltd	O	RSA	R3 528 641	**100**	100	**10.5**	10.5	**(939.3)**	(407.8)
Nampak Technical Services Ltd	O	Isle of Man	£1	**100**	100				
Nampak Tissue (Pty) Ltd	O	RSA	R100	**100**	100				
Nampak Zambia Ltd	O	Zambia	ZMK 2 000 000	**100**	100				
National Containers (Pty) Ltd	I	RSA	R245 000	**100**	100	**0.3**	0.3	**10.7**	9.4
Packaging Industries Malawi Ltd	O/L	Malawi	MWK 13 450 000	**60**	60				
Plysu Brands Ltd	O	UK	£1 042	**100**	100				
Plysu Protection Systems Ltd	O	UK	£7 000	**100**	100				
Printpak Ltd	O	RSA	R5 833 333	**100**	70				

Interest in Subsidiaries and Joint Ventures *(continued)*

Annexure A *(continued)*

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2002 %	2001 %	Interest of holding company: Shares at book value 2002 Rm	2001 Rm	Indebtedness 2002 Rm	2001 Rm
2. Joint ventures (proportionately consolidated)									
Bullpak Ltd	O	Kenya	KES 4 760 000	**49**	49				
Burcap Plastics (Pty) Ltd	O	RSA	R1 000	**50**	50				
Collect-a-Can (Pty) Ltd	O	RSA	R4 000 000	**40**	40				
Elopak South Africa (Pty) Ltd	O	RSA	R18 977 510	**50**	50				
Menshen Packaging (UK) Ltd	O	UK	£100	**50**	50				
NASABA Tissue Ltd	O	Tanzania	TZS 200 000	**50**	50				
Sancella South Africa (Pty) Ltd	O	RSA	R5 000	**50**	50				
3. Subsidiaries and joint ventures (not consolidated)									
CarnaudMetalbox (Zimbabwe) Ltd	O	Zimbabwe	ZWD 19 799 000	**100**	—				
Crown Cork Co (1958) (Pvt) Ltd	O	Zimbabwe	ZWD 1 421 000	**100**	—				
Crown Cork Mocambique LDA	O	Mocambique	MT2 375 million	**34**	34				
Emballages de Mocambique SARL	O	Mocambique	MT20 million	**52**	52				
Hunyani Holdings Ltd	O/L	Zimbabwe	ZWD 31 391 103	**39**	40				
Mega Plastics Ltd	I	Zimbabwe	ZWD 2	**100**	100				
Megapak Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 20 100 000	**49**	49				
Nampak Polyfoil Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 200	**70**	70				

General information in respect of subsidiaries, as required in terms of paragraph 62 of the 4th Schedule of the Companies Act, 1973, is set out only in respect of those subsidiaries, the financial position or the results of which are material for a proper appreciation of the affairs of the group. The directors are of the opinion that the disclosure in these statements of such information in respect of the remaining dormant subsidiaries would entail expenses out of proportion to the value to shareholders. A register containing the relevant information in respect of all subsidiary and joint venture companies is available for inspection at the registered office of Nampak Limited.

Note

The subsidiary and joint venture companies' aggregate income after taxation attributable to the holding company, for the year ended 30 September 2002, is R732.5 million (2001: R469.4 million). The aggregate amount of losses attributable to the holding company is R109.8 million (2001: R56.6 million profit).

Investments

Annexure B

	Type (see note below)	Number of shares held by group 2002	2001	Effective percentage holding 2002 %	2001 %
Unlisted investments					
New Farmers Development Corporation Ltd	O	**150 000**	150 000	**< 1**	< 1
Business Partners Ltd	F	**212 160**	212 160	**< 1**	< 1
United National Breweries Ltd	O	**250 000**	250 000	**< 1**	< 1
Houers Koöperatief Bpk	O	**1 714 901**		**15**	

Type

O – Operating F – Finance I – Investment holding D – Dormant L – Listed

Share Performance

JSE Securities Exchange South Africa		2002	2001	2000	1999	1998	1997
Market price per share							
– Highest	cents	**1 480**	1 340	2 075	1 745	2 300	2 030
– Lowest	cents	**1 015**	980	1 180	650	630	1 625
– Year end	cents	**1 340**	1 075	1 330	1390	800	1 740
Net asset value per share	cents	**752**	550	501	587	548	486
Number of ordinary shares in issue	000	**640 178**	509 406	509 350	508 811	508 731	507 191
Market capitalisation*	R million	**8 578**	5 476	6 774	7 072	4 070	8 825
Transactions recorded	number	**30 046**	37 265	34 710	14 537	13 591	9 029
Volume of shares traded	000	**376 032**	330 127	242 459	150 858	83 627	52 302
Value of shares traded	R million	**4 669.4**	3 774.9	3 577.7	1 905.3	1 225.1	963.6
Volume of shares traded as a percentage of total issued shares	%	**58.7**	64.8	47.6	29.6	16.4	10.3
Earnings yield*	%	**10.3**	8.2	9.1	8.5	14.1	6.2
Dividend yield*	%	**4.5**	5.0	4.0	3.5	5.5	2.4
Price/earnings ratio*	:1	**10.8**	13.0	10.9	11.7	7.1	16.1

Based on year end market price



Share price movements


cents
2800
2400
2000
1600
1200
800
400
0
1997
1998
1999
2000
2001
2002
High
Low
Year end
Indexed to JSE ALSI

Ordinary Shareholders' Analysis

at 30 September 2002

Major individual holdings

According to the register of shareholders at 30 September 2002, the following registered shareholders held 5% or more of the issued share capital:	Number of shares held	% of total issued shares
Industrial Partnerships Investments	86 774 104	13.56
Old Mutual	84 325 408	13.17
Allan Gray	76 990 880	12.03
Stanlib	50 579 323	7.90
Investec	44 784 850	7.00
Sanlam	40 675 993	6.35
RMB	38 869 573	6.07

Nominee disclosures

Pursuant to the provisions of Section 140(A) 8(a) of the Companies' Act of 1973, as amended, the following beneficial shareholdings exceeding 5% in aggregate at 27 September 2002 were disclosed by the above nominee companies or by other nominee companies:

Remgro Limited	13.56
Public Investment Commissioner	11.86
Old Mutual Life Assurance Company SA Limited	6.60

Ordinary shareholder spread analysis at 30 September 2002

	Number of shareholders		
Public	15 668	550 080 924	85.93
Non-public	30	90 097 162	14.07

Analysis of non-public ordinary shareholders

Directors	19	1 262 310	0.20
Associates of directors	7	149 166	0.02
Trustees of the share purchase trust and pension fund established for the benefit of the directors and employees	3	1 911 582	0.30
Shareholdings in excess of 10% of the issued share capital	1	86 774 104	13.56

6% cumulative preference shareholder spread analysis at 30 September 2002

Public	76	246 926	61.73
Non-public	2	153 074	38.27

Analysis of non-public 6% preference shareholders

Shareholdings in excess of 10% of the 6% preference share capital	2	153 074	38.27

6.5% cumulative preference shareholder spread analysis at 30 September 2002

Public	30	43 323	43.32
Non-public	3	56 677	56.68

Analysis of non-public 6.5% preference shareholders

Shareholdings in excess of 10% of the 6.5% preference share capital	3	56 677	56.68

Directorate and Administration

Executive directors

TREVOR EVANS (57) BSc, SEP (Stanford)
Executive chairman

He graduated from Rhodes University in 1966 with a BSc in chemistry and geology and attended the Stanford Executive Programme in 1989. He started his career at Nampak in 1967 as a laboratory assistant in the plastics division of Metal Box and was appointed a director of Metal Box in 1983. In 1990 he was appointed to the board of Nampak Limited and became Group managing director in 1992. In 1993 he was appointed to the board of C G Smith Limited. He was appointed Deputy chairman and Chief executive officer of Nampak in 2000 and Executive chairman of the group in 2001. President of the Plastics Federation of South Africa from 1989 to 1991 and a governor of Rhodes University since 2000. He was recognised by the Plastics Federation of South Africa for service to the South African plastics industry with the Herman Stiegler Gold Award in 1992. In 1993 voted "most progressive CEO in South Africa" by the Black Management Forum and in 1997 received the Packaging Achiever Award for meritorious service to the Packaging Industry. Appointed to the board in 1990.

G E (JOHN) BORTOLAN (54) SEP (Stanford)
Group managing director.

He began his career at Nampak in 1980 as the commercial director of Peters Papers, becoming its managing director in 1983. In 1986 he was appointed managing director of Nampak Tissue. In 1990 he became a director of Nampak Limited responsible for Foodcan, Paper Distribution, Tissue and Paper Manufacturing. In 1996 BlowMocan in the UK and Blow Molders were added to his portfolio. He has also had responsibility for Corrugated, Printpak Limited and Liquid Packaging in more recent years. He was appointed Managing director of Nampak's South African and African businesses in 2000 and became Group managing director in July 2001. He is the current President of the Packaging Council of South Africa. Appointed to the board in 1990.

NEIL CUMMING (48) MSoc Sci, EDP (IMD Switzerland), HDPM, Reg. Industrial Psychologist

Responsible for the paper-based divisions in the group including Corrugated, Printpak, Paper Merchants and Redibox and also for the Nampak operations in the rest of Africa, which number 25 manufacturing businesses in 10 different countries. He received his tertiary education at the Universities of Natal (Durban and Pietermaritzburg), Witwatersrand and Unisa. He has held positions in the sugar, chemical and packaging industries and joined the group in 1986. Appointed alternate director in 1991 and a full director in 1994.

ALASTAIR LANG (56) (British) CA, EDP (Columbia)

Responsible for the metal and glass based divisions in the group including Bevcan, Bevcap, Divpac, Foodcan, Glass and the 50% interest in Burcap Plastics (Pty) Limited. He qualified as a Chartered Accountant in Scotland in 1968 and joined Metal Box SA Limited in 1972 after two years with Metal Box plc in the UK. Between 1972 and 1985 he held several financial positions within Metal Box SA Limited before being appointed Managing director of Bevcap in 1985. Appointed to the board in 1990.

ANDREW MARTHINUSEN (54) BComm, SEP (Stanford)

Group marketing director. He started his working career at age 17 in the internal sales department at Sappi. He had become National sales manager of Sappi Kraft when he left to join the DRG Group in 1981, becoming managing director of DRG Stationery in 1982. When the parent company disinvested in 1983, Andrew had a brief spell at Waltons before he joined Nampak in October 1983 as Deputy managing director of the Sacks division. For the first 17 years at Nampak he was in an operational role, running seven of Nampak's divisions. In 2000 he was given responsibility for group marketing. Appointed to the board in 1990.

JOHN MONKS (60) (British) HND (Hons) London, FIOP, FIOD.

Chief executive, Nampak UK and Europe. Previously Chief operating officer, and subsequently Chief executive of Malbak Limited, a group he joined in 1990 as Chief executive of their then, UK listed subsidiary, M.Y. Holdings plc. He has spent his entire working career in the public company sector of the packaging industry, having joined The Metal Box Company in 1956 as a student entrant. Subsequently worked in a number of internationally successful packaging businesses including Rexam, Norton Opax and Lawson Mardon in a variety of technical and sales roles before moving into general management and has been a public company director for over 20 years. Has been active on numerous industry committees and was a founding director of The Packaging Federation, a UK body representing the entire industry's interests to government and European opinion formers. Appointed to the board in 2002.

Directorate and Administration *(continued)*

JOHN SAYERS (55) BA(Hons), FCA, CA(SA), PMD (UCT), MCT(SA)

Executive director Finance, responsible for financial functions, property and treasury. He has been finance director of public companies for 14 years and has extensive local and offshore experience in financial management and corporate finance. He joined the group in 1996 and was appointed to the board in the same year.

REX TOMLINSON (40) BComm, HDPM, SEP (Stanford)

Chief executive officer of NamITech Holdings Limited. He joined Illovo Sugar Limited in 1987 and transferred to Nampak as Divisional human resources director in 1991 before returning to Illovo Sugar Limited. He was appointed Human resources director of Illovo Sugar Limited in 1995 and rejoined Nampak as Human resources director in 1996. He has at various times held responsibility for information technology, research and development, Nampak Liquid Packaging and compensation and benefits. Appointed to the board in 1996.

Alternate directors

PHILIP DE WEERDT (48) BSc, MBA, SEP (Stanford)

Responsible for the rigid plastic cluster. He graduated from the University of Pretoria in 1976 with a BSc Eng (Elect) (Cum Laude) and obtained an MBA from Potchefstroom University for CHE in 1984. He was factory engineer at Union Steel Corporation from 1977 to 1979 and in 1980 he joined Metal Box Vanderbijlpark as a plant engineer. He became technical director of Divpac in 1984, plant manager of Foodcan in 1988 and the divisional managing director of Foodcan in 1991. In 1998 he was made Divisional managing director of Printpak and in 2000 he was made Managing director of the rigid plastic cluster. Appointed alternate director in 1998.

CLARENCE MILLER (56) BComm, AMP (Wharton Business School)

Responsible for the flexible plastic business. He joined Kohler in 1969 and worked in eight different locations during a 33-year career with Kohler. He was Chief executive of Kohler Corrugated for 10 years and thereafter Chief executive of Kohler Limited and Chairman of Kohler Packaging Limited. He served as an executive director of the listed public companies Holdains, Kohler and Malbak for 10 years and is currently an executive director of Malbak Limited. He is a past chairman of Paper Board and Packaging Association of South Africa, a past international board member of International Corrugated Container Association, the immediate past president of the Packaging Council of South Africa and a past patron of the Institute of Packaging (SA). Appointed an alternate director in 2002.

A D S (MINCH) MORAIS (48) BComm, MBA, CA(SA), SEP (Stanford)

Responsible for the Nampak Flexible division. He left the auditing profession in 1981 to join Nampak corrugated in an accounting function. In 1983 he transferred to Nampak head office where he spent two years in corporate finance dealing primarily with the analysis of potential acquisitions. In 1986 he was given responsibility for the Printpak Transvaal operation and this was subsequently extended to include all three Johannesburg-based operations of Printpak. In 1991 he was transferred to Nampak Corrugated as Deputy managing director and was subsequently appointed Managing director. Appointed alternate director in 1998.

Non-executive directors

BRIAN CONNELLAN (62) CA(SA)

Retired as Executive chairman of Nampak Limited in 2001, a position he held since 1990 and as Non-executive chairman in 2001. He joined the Barlow group in 1964. Managed a number of subsidiaries and appointed director of Barlow Rand Limited in 1985. Chairman of the building materials, steel and paint division until 1990; thereafter appointed Executive chairman of Nampak Limited. Director of ABSA Group Limited, Bidcorp plc, Illovo Sugar Limited, Oceana Group Limited, Reunert Limited, Tiger Brands Limited and Sasol Limited. Past councillor of SA Foundation, Corporate Forum and Institute of Directors and contributor to King I and King II on Corporate Governance. Appointed to the board in 1988.

PETER CAMPBELL (65) CA(SA) AMP (Harvard)

Was formerly Deputy chairman of Nampak Limited, a position from which he retired in 1997. He remains a Non-executive director of Nampak and Chairman of Nampak's audit committee. He is Chairman of Hudaco Industrires Ltd and Pangbourne Properties Ltd and is a Non-executive director of Crookes Brothers Ltd and Delta Electrical Industries, and sits on the audit committee of all of these companies. Appointed to the board in 1984.

D A (BUDDY) HAWTON (65) Fellow Member of the Chartered Institute of Secretaries

Executive chairman of Safren from 1993 until 1998. Currently serves on the boards of Altron, City Lodge, Kersaf Investments, Liberty Group, Standard Bank Group and Stanlib. He was appointed Chairman of Woolworths in 2002. He joined the Rennies Group in 1956 and was appointed Chairman and Chief executive in 1984. Following Rennies merger with Safmarine he was appointed Chief executive in 1990 and Executive chairman in 1993. Appointed to the board in 1991.

KEITH MOKOAPE (55) BSc, MM (Human Resources)

Chairman of CyberSim and Log-Tek Engineering Solutions. He heads the black empowerment consortium, Katleho Linkages, consisting of the Returned Exiles Association, the Soweto Chamber of Commerce and Industries and a women's investment group, Libambeni li'ngashoni (Zulu for "hold the sun from setting"). He is also, among others, Councillor of the Institute of Directors in Southern Africa, and Chairman of the Safety, Health & Environment Committee; Councillor of the Afrikaanse Handelsinstituut; Councillor of the Order of St John; on the board of the Southern African Wildlife College; joint Chairman of the Reserve Force Council of the South African National Defence Force. He is currently pursuing a PhD (Public Affairs) Programme with the University of Pretoria. Appointed to the board in 1998.

MADUKE LOT NDLOVU (51) DipLR (UNISA), MAP (Wits), EDP (North Western USA) AMP (Harvard)

Chief executive officer of Peoples Bank Limited and also an Executive director of Nedcor Limited and Nedcor Bank Limited, responsible for the Human resources division. Non-executive chairman of Africa Milestone Investments Limited, Lafarge South Africa (Pty) Limited, Nest Life Assurance Corporation Limited, Nest Life Funeral Administrators (Pty) Limited and the Environmental Infrastructure Development Trust. Non-executive director of the Otis Elevator Company Advisory Board, the South African National Roads Agency and the Community Growth Management Company Limited. He is a member of the Business Trust for Job Creation, the He'Atid Leadership Programme, the Multicultural Development Programme of Deloitte & Touche, the National Engagement for Ethics Development and St Anthony's Adult Education Centre. He also serves as a Commissioner of the Office for the Banking Adjudicator. He is the Patron of the Midrand Graduate Institute and Milpark Business School for the period of 2001 to 2002. His business experience embraces marketing, human resources and general management. Appointed to the board in 1993.

M H (THYS) VISSER (48) CA(SA)

Deputy chairman and Chief executive officer of Remgro Limited. Currently serving on the boards of British American Tobacco plc, Distell Group Limited, Rainbow Chicken Limited and Unilever Bestfoods Robertsons (Pty) Limited. He is a Chartered Accountant who qualified with Arthur Young & Company in Cape Town before joining Rembrandt Group Limited where he held a number of positions, including Financial director in 1991 and Managing director in 1992. Appointed to the board in 2002.

Secretary

N P O'BRIEN Bproc

Auditors

Deloitte & Touche

Business address and registered office

Nampak Centre, 114 Dennis Road, Atholl Gardens
Sandton 2196, South Africa
(PO Box 784324, Sandton 2146)
Telephone +27 11 719 6300
Telefax +27 11 444 4794

Website www.nampak.co.za

Share transfer secretaries

Computershare Investor Services Limited
70 Marshall Street, Johannesburg 2001, South Africa
(PO Box 61051, Marshalltown 2107)
Telephone +27 11 370 5000
Telefax: +27 11 370 5271

Notice of Annual General Meeting

Nampak Limited

Notice is hereby given that the thirty-fifth annual general meeting of shareholders of Nampak Limited will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, South Africa on Wednesday 29 January 2003 at 12:00 for the following purposes:

1. To receive and consider the annual financial statements of the company and of the group for the year ended 30 September 2002.
2. To confirm the appointments of Messrs J A Monks and M H Visser as directors of the company.
3. To elect directors in place of Messrs P L Campbell, B P Connellan, N Cumming, A S Lang and R G Tomlinson who retire by rotation but, being eligible, offer themselves for re-election.

   Please refer to pages 101 to 103 of the annual report for a brief biography of each director.
4. To renew the general authority of the directors granted on 23 January 2002 to allot and issue the unissued ordinary shares upon such terms and conditions as they deem fit in accordance with the provisions of Section 221 of the Companies Act, 1973, as amended. No issue of these shares is however contemplated at the present time and no issue will be made which could effectively transfer control of the company without the prior approval of shareholders in general meeting.
5. To fix the remuneration of the directors with effect from 1 October 2002, at R80 000 per director per annum payable in quarterly payments in arrear. In addition, a director who sits on a board committee will receive an additional R30 000 per annum, while a director who chairs a board committee will receive an additional R60 000 per annum, payable annually in arrears.
6. To consider and, if deemed fit, to pass with or without modification, the following resolution as an ordinary resolution:

   "RESOLVED THAT, whereas nine executive directors and alternate directors were granted options during the year to acquire a total of 3 150 000 (three million one hundred and fifty thousand) ordinary shares of 5 (five) cents each in the company in terms of the Nampak 1985 Share Option Scheme ('the Option Scheme'), which was approved and adopted by the company on 15 July 1985, the company hereby specifically approves in terms of Section 222 (1)a of the Companies Act, 1973 as amended, the allotment and issue from the ordinary shares already set aside for purposes of the Option Scheme, of the said 3 150 000 (three million one hundred and fifty thousand) ordinary shares of 5 (five) cents each to those executive directors and alternate directors as and when they exercise their options in respect of those shares in terms of the Option Scheme and specifically authorises the directors to make such issue and allotment".
7. To consider and, if deemed fit, to pass with or without modification, the following resolution as an ordinary resolution:

   "RESOLVED THAT, subject to the approval of the JSE Securities Exchange South Africa hereto being obtained, the directors of the company be and they are hereby authorised to amend:

   7.1 the Nampak 1979 Share Purchase Scheme adopted by resolution of shareholders passed on 27 September 1979 (as amended) by the deletion in paragraph 3(a)i of the figure '2 000 000' and the substitution therefor of the figure '2 200 000'.

   7.2 the Nampak 1985 Share Option Scheme adopted by resolution of shareholders passed on 15 July 1985 (as amended) by the deletion in paragraph 3.1 of the figure '2 000 000' and the substitution therefor of the figure '2 200 000'."
8. To consider and, if deemed fit, to pass with or without modification, the following resolution as a special resolution:

   "RESOLVED THAT, subject to compliance with the requirements of the JSE Securities Exchange South Africa ("JSE"), the directors of the company be and are hereby authorised in their discretion to procure that the company or subsidiaries of the company acquire by purchase on the JSE ordinary shares issued by the company provided that:

   (i) the number of ordinary shares acquired in any one financial year shall not exceed 10% of the ordinary shares in issue at the date on which this resolution is passed;

   (ii) this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

   (iii) the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the 5 business days immediately preceding the date on which a purchase is made;

   (iv) the number of shares purchased by subsidiaries of the company shall not exceed 10% in the aggregate of the number of issued shares in the company at the relevant times."

The reason for this special resolution is to authorise the directors, if they deem it appropriate in the interests of the company, to procure that the company or subsidiaries of the company acquire or purchase ordinary shares issued by the company subject to the restrictions contained in the above resolution.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or subsidiaries of the company acquire or purchase shares issued by the company on the JSE. Such purchases:

(i) may not in any financial year exceed 10% of the company's ordinary shares in issue at the date of passing the above resolution;

(ii) may not be made at prices in excess of 10% above the weighted average of the market value of the ordinary shares for the 5 days preceding the date of purchase;

(iii) must comply with the requirements of the JSE;

(iv) if made by a subsidiary or subsidiaries may not exceed 10% in the aggregate of the issued shares in the company.

The general authority granted by this resolution will lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date of this resolution.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. If the authority is exercised the ordinary shares will be purchased on the JSE.

The directors, after considering the effect of a repurchase of up to 20% of the company's issued ordinary shares, are of the opinion that if such repurchase is implemented:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice;

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

Voting and proxies

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member.

A member entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in place of that member. A proxy need not be a member of the company.

Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name and who are unable to attend the annual general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 12:00 on Monday, 27 January 2003.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant ("CSDP") or broker to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

By order of the board

N P O'Brien
Company secretary

17 December 2002

Nampak Limited
Nampak Centre
114 Dennis Road
Atholl Gardens, Sandton 2196
Republic of South Africa

Shareholders' Diary

Annual general meeting	29 January 2003
Interim statement and dividend announcement for the half year ending 31 March 2003	May 2003
Group results and ordinary dividend announcement for the year ending 30 September 2003	November 2003

Dividends

Ordinary

Final for the year ended 30 September 2002	To be paid on 13 January 2003
Interim for the half year ending 31 March 2003	To be paid July 2003

Preference

6.5% and 6% cumulative	Payable twice per annum during February and August

Nampak Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/008070/06)
(Share code: NPK ISIN: ZAE000004933)
("Nampak" or "the company")

Form of **Proxy**

35th annual general meeting

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the annual general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton at 12:00 on Wednesday, 29 January 2003 ("the annual general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depositary Participant or broker, to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

I/We, ____
(BLOCK LETTERS PLEASE)

of ____

Telephone (work) ____________________ (home) ____________________

being the holder(s) of ____________________ ordinary shares in the company, hereby appoint (see note 1)

____ or, failing him/her

____ or, failing him/her

the chairman of the annual general meeting, as my/our proxy to vote on my/our behalf at the annual general meeting which will be held for the purpose of considering and, if deemed, fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the annual general meeting and at each adjournment of the annual general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2).

INSERT AN 'X' OR THE NUMBER OF ORDINARY SHARES HELD IN THE COMPANY (see note 2)

Proposed resolutions	**For**	**Against**	**Abstain**
Resolution to confirm the appointment of directors by one resolution.			
If a separate resolution is required for the confirmation of the appointment of each director: Resolutions to confirm the appointment of each of the following directors:			
J A Monks			
M H Visser			
Resolution to re-elect retiring directors by one resolution.			
If a separate resolution is required for the re-election of each director: Resolutions to re-elect each of the following retiring directors:			
P L Campbell			
B P Connellan			
N Cumming			
A S Lang			
R G Tomlinson			
Resolution to place the unissued ordinary shares under the directors' authority.			
Resolution to fix the remuneration of the directors.			
Resolution to approve the allotment and issue of shares to directors and alternate directors.			
Resolution to amend certain provisions of the Nampak 1979 Share Purchase Scheme and the Nampak 1985 Share Option Scheme.			
Special resolution to authorise the directors of the company to acquire or purchase shares issued by the company on the JSE Securities Exchange South Africa.			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).

Signed at ____________________ on ____________________ 2002/3

Signature ____

Assisted by me (where applicable) ____

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting" but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the annual general meeting.
3. Forms of proxy must be lodged with or posted to the company's transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 12:00 on Monday, 27 January 2003.
4. The completion and lodging of this form of proxy will not preclude the member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the transfer secretaries of the company.
8. Where there are joint holders of shares in the company, any one of such persons may, alone, sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).
9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the annual general meeting is satisfied as to the manner in which the member wishes to vote.

DESIGNED AND PRODUCED BY BASTION GRAPHICS
PHOTOGRAPHY BY MIKE DUFF
PAPER SUPPLIED BY PETERS PAPERS
PRINTED BY ULTRA LITHO



NAMPAK LIMITED, PO BOX 784324
SANDTON 2146, SOUTH AFRICA